

05002566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549



SEC MAIL PROCESSING
RECEIVED
JAN 25 2005
WASH. D.C. 213 SECTION

OMB APPROVAL	
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Estimated average burden hours per response	0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Benjamin Franklin Bancorp, Inc.
Exact name of registrant as specified in charter

0001302176
Registrant CIK Number

Registration Statement on Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-121154
SEC file number, if available

____
Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
JAN 28 2005
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newton, State of Massachusetts 1/22, 2005.

Benjamin Franklin Bancorp, Inc.
(Registrant)

By: ________________
(Name and Title)
Claire S. Bean, Chief Financial Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 20 ___, that the information set forth in this statement is true and complete.

By: ________________
(Name)

____
(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2082 (12-04)



Exhibit 99.1
(Filed Electronically)

CONVERSION APPRAISAL REPORT

BENJAMIN FRANKLIN BANCORP, INC.

PROPOSED HOLDING COMPANY FOR
BENJAMIN FRANKLIN BANK
Franklin, Massachusetts

Dated As Of:
November 26, 2004

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

EXHIBITS

LIST OF EXHIBITS

Exhibit Number		Description
I-1		Map of Office Locations
I-2	(electronic)	Audited Financial Statements
I-3	(electronic)	Key Operating Ratios
I-4	(electronic)	Investment Portfolio Composition
I-5	(electronic)	Yields and Costs
I-6	(electronic)	Loan Loss Allowance Activity
I-7	(electronic)	Gap Table
I-8	(electronic)	Fixed Rate and Adjustable Rate Loans
I-9	(electronic)	Loan Portfolio Composition
I-9A	(electronic)	Chart Bank Loan Portfolio Composition
I-10	(electronic)	Contractual Maturity By Loan Type
I-11	(electronic)	Loan Originations, Purchases and Sales
I-12	(electronic)	Non-Performing Assets
I-13	(electronic)	Deposit Composition
I-13A	(electronic)	Chart Bank Deposit Composition
I-14	(electronic)	Borrowing Activity
II-1	(electronic)	Description of Office Facilities
II-2	(electronic)	Historical Interest Rates
II-3		Economic Data in the Primary Market Area
II-4		Demographic Data in the Primary Market Area

Filed electronically as indicated.

LIST OF EXHIBITS(continued)

Filed electronically as indicated.

EXHIBIT I-1
Benjamin Franklin Bank and Chart Bank
Map of Office Locations

Benjamin Franklin SB (MHC) and Chart Bank, a Co-op Bank Branch Office Network

Worcester

Worcester

Massachusetts

Boston

Suffolk

Plymouth

Bristol

Connecticut

Rhode Island

Providence

193

0 12.5mi


RP

RP Financial, LC.

EXHIBIT II-3
Economic Trends in the Primary Market Area

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Massachusetts state total [25000]

Item	2001	2002
Income by place of residence ($000)		
Personal income	249,243,450	250,993,700
Population (persons) 2/	6,399,869	6,421,800
Per capita personal income (dollars)	38,945	39,085
Derivation of personal income ($000)		
Earnings by place of work	201,269,161	199,297,048
less: Contributions for government social insurance 3/	21,146,460	21,121,342
plus: Adjustment for residence 4/	-5,091,475	-4,812,796
equals: Net earnings by place of residence	175,031,226	173,362,910
plus: Dividends, interest, and rent 5/	43,660,559	43,996,034
plus: Personal current transfer receipts	30,551,665	33,634,756
Earnings by place of work ($000)		
Components of earnings		
Wage and salary disbursements	153,067,876	149,877,422
Supplements to wages and salaries	28,356,760	28,785,869
Proprietors' income 6/	19,844,525	20,633,757
Farm proprietors' income	-8,793	-4,947
Nonfarm proprietors' income	19,853,318	20,638,704
Earnings by industry		
Farm earnings	107,124	110,043
Nonfarm earnings	201,162,037	199,187,005
Private earnings	179,116,388	176,430,054
Forestry, fishing, related activities, and other 7/	400,082	437,202
Forestry and logging	25,729	26,414
Fishing, hunting, and trapping	255,607	272,262
Agriculture and forestry support activities	118,746	138,526
Other 8/	0	0
Mining	360,469	350,191
Oil and gas extraction	254,878	235,006
Mining (except oil and gas)	(D)	(D)
Support activities for mining	(D)	(D)
Utilities	1,304,437	1,241,497
Construction	11,463,405	11,956,617
Construction of buildings	2,928,223	3,086,129
Heavy and civil engineering construction	1,859,564	1,986,780
Specialty trade contractors	6,675,618	6,883,708
Manufacturing	26,674,625	24,525,656
Durable goods manufacturing	19,685,147	17,708,738
Wood product manufacturing	145,690	138,531
Nonmetallic mineral product manufacturing	487,705	450,370
Primary metal manufacturing	437,569	385,510
Fabricated metal product manufacturing	2,593,863	2,424,759
Machinery manufacturing	2,086,421	1,778,236
Computer and electronic product manufacturing	9,140,725	7,692,799
Electrical equipment and appliance manufacturing	1,036,619	900,327
Motor vehicle manufacturing	(D)	132,799
Transportation equipment mfg. excl. motor vehicles	(D)	1,283,078
Furniture and related product manufacturing	316,732	323,011
Miscellaneous manufacturing	2,090,698	2,199,318
Nondurable goods manufacturing	6,989,478	6,816,918
Food manufacturing	934,005	963,873
Beverage and tobacco product manufacturing	187,367	187,949
Textile mills	515,614	491,896
Textile product mills	215,527	204,199
Apparel manufacturing	203,117	184,126
Leather and allied product manufacturing	123,144	113,020
Paper manufacturing	965,884	917,919
Printing and related support activities	1,038,054	942,011
Petroleum and coal products manufacturing	120,840	126,729
Chemical manufacturing	1,620,101	1,681,042
Plastics and rubber products manufacturing	1,065,825	1,004,154
Wholesale trade	10,806,278	10,363,929
Retail Trade	11,358,251	11,569,347
Motor vehicle and parts dealers	1,946,522	2,036,619
Furniture and home furnishings stores	579,970	581,064
Electronics and appliance stores	681,627	654,105
Building material and garden supply stores	1,001,608	1,043,880

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Massachusetts state total [25000]

Item	2001	2002
Food and beverage stores	2,093,789	2,167,328
Health and personal care stores	681,655	713,237
Gasoline stations	281,503	292,830
Clothing and clothing accessories stores	1,101,521	1,107,459
Sporting goods, hobby, book and music stores	447,086	455,583
General merchandise stores	996,612	1,037,106
Miscellaneous store retailers	848,588	816,017
Nonstore retailers	697,770	664,119
Transportation and warehousing	3,933,851	3,863,393
Air transportation	662,925	618,808
Rail transportation	244,312	241,353
Water transportation	64,418	70,024
Truck transportation	1,025,559	1,022,544
Transit and ground passenger transportation	542,858	559,205
Pipeline transportation	27,409	18,998
Scenic and sightseeing transportation	35,622	37,869
Support activities for transportation	414,588	403,008
Couriers and messengers	526,334	515,377
Warehousing and storage	389,826	376,207
Information	9,010,922	8,162,746
Publishing industries, except Internet	4,534,108	4,015,620
Motion picture and sound recording industries	209,396	185,958
Broadcasting, except Internet	485,893	491,525
Internet publishing and broadcasts	360,159	306,101
Telecommunications	2,123,511	2,003,462
ISPs, search portals, and data processing	1,249,958	1,113,676
Other information services	47,897	46,404
Finance and insurance	22,710,230	22,294,105
Monetary authorities - central bank	(D)	(D)
Credit intermediation and related activities	4,427,949	4,646,761
Securities, commodity contracts, investments	12,012,360	11,297,465
Insurance carriers and related activities	5,153,951	5,194,836
Funds, trusts, and other financial vehicles	(D)	(D)
Real estate and rental and leasing	4,133,383	4,387,772
Real estate	3,545,721	3,799,500
Rental and leasing services	553,318	549,067
Lessors of nonfinancial intangible assets	34,344	39,205
Professional and technical services	27,459,522	25,928,296
Management of companies and enterprises	5,763,925	5,546,960
Administrative and waste services	6,489,682	6,208,838
Administrative and support services	6,022,396	5,710,675
Waste management and remediation services	467,286	498,163
Educational services	6,003,721	6,484,778
Health care and social assistance	19,722,340	21,054,954
Amubulatory health care services	8,029,045	8,418,791
Hospitals	6,968,573	7,655,843
Nursing and residential care facilities	2,802,647	2,963,894
Social assistance	1,922,075	2,016,426
Arts, entertainment, and recreation	1,714,894	1,829,520
Performing arts and spectator sports	780,076	828,392
Museums, historical sites, zoos, and parks	195,793	200,865
Amusement, gambling, and recreation	739,025	800,263
Accommodation and food services	4,865,292	4,997,404
Accommodation	1,157,932	1,132,533
Food services and drinking places	3,707,360	3,864,871
Other services, except public administration	4,941,079	5,226,849
Repair and maintenance	1,581,307	1,598,542
Personal and laundry services	1,203,165	1,248,123
Membership associations and organizations	1,695,311	1,892,435
Private households	461,296	487,749
Government and government enterprises	22,045,649	22,756,951
Federal, civilian	4,022,731	4,162,830
Military	561,883	573,070
State and local	17,461,035	18,021,051
State government	5,790,999	5,810,427
Local government	11,670,036	12,210,624

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Norfolk, Massachusetts [25021]

Item	2001	2002
Income by place of residence ($000)		
Personal income	31,510,374	31,468,921
Population (persons) 2/	653,572	654,497
Per capita personal income (dollars)	48,213	48,081
Derivation of personal income ($000)		
Earnings by place of work	20,481,275	20,614,335
less: Contributions for government social insurance 3/	2,208,771	2,234,928
plus: Adjustment for residence 4/	4,629,393	4,197,762
equals: Net earnings by place of residence	22,901,897	22,577,169
plus: Dividends, interest, and rent 5/	5,963,873	6,012,085
plus: Personal current transfer receipts	2,644,604	2,879,667
Earnings by place of work ($000)		
Components of earnings		
Wage and salary disbursements	15,234,124	15,190,162
Supplements to wages and salaries	2,830,041	2,906,048
Proprietors' income 6/	2,417,110	2,518,125
Farm proprietors' income	-416	-161
Nonfarm proprietors' income	2,417,526	2,518,286
Earnings by industry		
Farm earnings	3,509	3,706
Nonfarm earnings	20,477,766	20,610,629
Private earnings	18,840,706	18,930,828
Forestry, fishing, related activities, and other 7/	9,887	10,265
Forestry and logging	(D)	(D)
Fishing, hunting, and trapping	(D)	(D)
Agriculture and forestry support activities	4,629	4,760
Other 8/	0	0
Mining	11,319	11,089
Oil and gas extraction	8,273	7,629
Mining (except oil and gas)	(D)	(D)
Support activities for mining	(D)	(D)
Utilities	60,543	56,505
Construction	1,609,423	1,718,752
Construction of buildings	340,863	360,640
Heavy and civil engineering construction	235,808	291,207
Specialty trade contractors	1,032,752	1,066,905
Manufacturing	2,328,927	2,129,275
Durable goods manufacturing	(D)	1,664,921
Wood product manufacturing	13,184	7,727
Nonmetallic mineral product manufacturing	28,012	29,896
Primary metal manufacturing	29,469	23,098
Fabricated metal product manufacturing	267,329	239,484
Machinery manufacturing	154,634	126,662
Computer and electronic product manufacturing	879,947	798,499
Electrical equipment and appliance manufacturing	94,266	83,774
Motor vehicle manufacturing	(D)	(D)
Transportation equipment mfg. excl. motor vehicles	(D)	(D)
Furniture and related product manufacturing	37,898	41,860
Miscellaneous manufacturing	285,221	278,931
Nondurable goods manufacturing	(D)	464,354
Food manufacturing	74,197	78,051
Beverage and tobacco product manufacturing	44,365	42,160
Textile mills	35,960	31,147
Textile product mills	16,918	7,460
Apparel manufacturing	4,400	(D)
Leather and allied product manufacturing	(D)	(D)
Paper manufacturing	49,183	42,540
Printing and related support activities	134,335	126,156
Petroleum and coal products manufacturing	21,285	22,836
Chemical manufacturing	82,930	66,719
Plastics and rubber products manufacturing	40,010	42,691
Wholesale trade	1,571,899	1,499,266
Retail Trade	1,511,305	1,586,166
Motor vehicle and parts dealers	280,604	292,883
Furniture and home furnishings stores	76,414	84,850
Electronics and appliance stores	129,893	155,466
Building material and garden supply stores	125,649	125,887

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Norfolk, Massachusetts [25021]

Item	2001	2002
Food and beverage stores	277,962	275,266
Health and personal care stores	71,573	74,451
Gasoline stations	29,149	27,415
Clothing and clothing accessories stores	147,798	165,903
Sporting goods, hobby, book and music stores	49,818	50,513
General merchandise stores	119,673	122,511
Miscellaneous store retailers	111,591	114,938
Nonstore retailers	91,181	96,078
Transportation and warehousing	386,274	390,468
Air transportation	1,433	(D)
Rail transportation	9,350	9,240
Water transportation	(D)	(D)
Truck transportation	116,278	115,239
Transit and ground passenger transportation	54,741	52,044
Pipeline transportation	(D)	(D)
Scenic and sightseeing transportation	(D)	(D)
Support activities for transportation	32,527	32,468
Couriers and messengers	83,304	78,464
Warehousing and storage	39,120	45,885
Information	827,426	798,426
Publishing industries, except Internet	326,214	302,132
Motion picture and sound recording industries	(D)	21,048
Broadcasting, except Internet	61,707	64,791
Internet publishing and broadcasts	(D)	(D)
Telecommunications	236,802	204,049
ISPs, search portals, and data processing	159,420	175,413
Other information services	110	(D)
Finance and insurance	3,066,490	3,039,744
Monetary authorities - central bank	0	(D)
Credit intermediation and related activities	897,875	844,311
Securities, commodity contracts, investments	1,253,390	1,229,406
Insurance carriers and related activities	906,757	959,989
Funds, trusts, and other financial vehicles	8,468	(D)
Real estate and rental and leasing	453,397	507,956
Real estate	383,152	437,964
Rental and leasing services	67,263	65,714
Lessors of nonfinancial intangible assets	2,982	4,278
Professional and technical services	2,131,158	2,068,032
Management of companies and enterprises	926,822	1,009,158
Administrative and waste services	644,105	605,825
Administrative and support services	581,849	528,474
Waste management and remediation services	62,256	77,351
Educational services	364,979	374,396
Health care and social assistance	1,754,421	1,855,991
Ambulatory health care services	938,312	1,009,724
Hospitals	354,330	362,638
Nursing and residential care facilities	284,199	302,442
Social assistance	177,580	181,187
Arts, entertainment, and recreation	226,770	286,916
Performing arts and spectator sports	133,093	187,901
Museums, historical sites, zoos, and parks	6,813	6,203
Amusement, gambling, and recreation	86,864	92,812
Accommodation and food services	426,379	426,289
Accommodation	63,962	64,190
Food services and drinking places	362,417	362,099
Other services, except public administration	529,182	556,309
Repair and maintenance	187,553	181,852
Personal and laundry services	134,417	146,151
Membership associations and organizations	144,573	161,989
Private households	62,639	66,317
Government and government enterprises	1,637,060	1,679,801
Federal, civilian	174,222	174,413
Military	29,817	25,170
State and local	1,433,021	1,480,218
State government	282,137	259,211
Local government	1,150,884	1,221,007

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Middlesex, Massachusetts [25017]

Item	2001	2002
Income by place of residence ($000)		
Personal income	69,183,666	68,484,590
Population (persons) 2/	1,475,922	1,472,817
Per capita personal income (dollars)	46,875	46,499
Derivation of personal income ($000)		
Earnings by place of work	60,363,194	58,174,909
less: Contributions for government social insurance 3/	6,525,225	6,344,020
plus: Adjustment for residence 4/	-3,818,155	-3,238,046
equals: Net earnings by place of residence	50,019,814	48,592,843
plus: Dividends, interest, and rent 5/	13,271,993	13,393,660
plus: Personal current transfer receipts	5,891,859	6,498,087
Earnings by place of work ($000)		
Components of earnings		
Wage and salary disbursements	46,351,467	44,022,201
Supplements to wages and salaries	8,539,542	8,478,988
Proprietors' income 6/	5,472,185	5,673,720
Farm proprietors' income	3,649	1,354
Nonfarm proprietors' income	5,468,536	5,672,366
Earnings by industry		
Farm earnings	31,471	28,997
Nonfarm earnings	60,331,723	58,145,912
Private earnings	55,761,703	53,273,806
Forestry, fishing, related activities, and other 7/	71,415	90,939
Forestry and logging	(D)	(D)
Fishing, hunting, and trapping	(D)	(D)
Agriculture and forestry support activities	60,868	80,275
Other 8/	0	0
Mining	74,383	73,636
Oil and gas extraction	47,043	43,375
Mining (except oil and gas)	(D)	(D)
Support activities for mining	(D)	(D)
Utilities	171,601	160,645
Construction	3,353,068	3,475,808
Construction of buildings	849,070	873,394
Heavy and civil engineering construction	665,135	750,336
Specialty trade contractors	1,838,863	1,852,078
Manufacturing	10,011,768	9,010,617
Durable goods manufacturing	8,100,765	(D)
Wood product manufacturing	35,130	41,125
Nonmetallic mineral product manufacturing	86,155	65,989
Primary metal manufacturing	76,960	73,208
Fabricated metal product manufacturing	417,491	391,029
Machinery manufacturing	862,379	687,445
Computer and electronic product manufacturing	5,266,134	4,416,388
Electrical equipment and appliance manufacturing	215,990	178,386
Motor vehicle manufacturing	(D)	(D)
Transportation equipment mfg. excl. motor vehicles	(D)	(D)
Furniture and related product manufacturing	82,609	77,606
Miscellaneous manufacturing	591,579	656,362
Nondurable goods manufacturing	1,911,003	(D)
Food manufacturing	245,981	251,118
Beverage and tobacco product manufacturing	52,263	56,536
Textile mills	89,157	80,038
Textile product mills	59,269	55,601
Apparel manufacturing	12,207	9,786
Leather and allied product manufacturing	19,188	10,724
Paper manufacturing	187,396	179,830
Printing and related support activities	311,479	282,645
Petroleum and coal products manufacturing	57,782	58,222
Chemical manufacturing	727,686	811,487
Plastics and rubber products manufacturing	148,595	131,621
Wholesale trade	4,594,587	4,291,168
Retail Trade	2,863,954	2,826,667
Motor vehicle and parts dealers	441,798	458,791
Furniture and home furnishings stores	174,720	159,413
Electronics and appliance stores	304,112	250,876
Building material and garden supply stores	243,355	255,340

See footnotes at end of table.

PERSONAL INCOME BY MAJOR SOURCE AND EARNINGS BY NAICS INDUSTRY 1/
(thousands of dollars)

Middlesex, Massachusetts (25017)

Item	2001	2002
Food and beverage stores	463,452	478,720
Health and personal care stores	160,837	164,319
Gasoline stations	57,974	62,277
Clothing and clothing accessories stores	347,899	337,092
Sporting goods, hobby, book and music stores	124,243	125,847
General merchandise stores	201,746	220,316
Miscellaneous store retailers	185,268	185,030
Nonstore retailers	158,550	128,646
Transportation and warehousing	749,741	734,061
Air transportation	9,484	7,825
Rail transportation	66,125	65,327
Water transportation	(D)	(D)
Truck transportation	259,204	243,872
Transit and ground passenger transportation	97,459	107,589
Pipeline transportation	0	(D)
Scenic and sightseeing transportation	(D)	(D)
Support activities for transportation	69,148	64,907
Couriers and messengers	162,125	153,705
Warehousing and storage	84,692	84,764
Information	4,481,958	3,952,549
Publishing industries, except Internet	2,636,152	2,211,185
Motion picture and sound recording industries	66,358	61,821
Broadcasting, except Internet	62,366	74,837
Internet publishing and broadcasts	171,586	135,505
Telecommunications	748,824	762,810
ISPs, search portals, and data processing	791,363	702,352
Other information services	5,309	4,039
Finance and insurance	2,791,195	2,955,912
Monetary authorities - central bank	0	0
Credit intermediation and related activities	764,281	855,805
Securities, commodity contracts, investments	1,123,661	1,257,860
Insurance carriers and related activities	766,204	757,779
Funds, trusts, and other financial vehicles	137,049	84,468
Real estate and rental and leasing	864,083	907,219
Real estate	717,503	771,264
Rental and leasing services	139,956	129,217
Lessors of nonfinancial intangible assets	6,624	6,738
Professional and technical services	12,372,167	11,255,099
Management of companies and enterprises	1,882,599	1,733,029
Administrative and waste services	2,154,057	1,985,572
Administrative and support services	2,069,665	1,892,854
Waste management and remediation services	84,392	92,718
Educational services	2,739,584	2,971,800
Health care and social assistance	3,887,643	4,104,531
Amubulatory health care services	1,923,003	1,998,458
Hospitals	956,459	1,051,231
Nursing and residential care facilities	565,051	604,272
Social assistance	443,130	450,570
Arts, entertainment, and recreation	274,245	278,465
Performing arts and spectator sports	74,081	77,777
Museums, historical sites, zoos, and parks	21,458	22,303
Amusement, gambling, and recreation	178,706	178,385
Accommodation and food services	1,101,609	1,127,626
Accommodation	247,058	236,974
Food services and drinking places	854,551	890,652
Other services, except public administration	1,322,046	1,338,463
Repair and maintenance	481,434	456,141
Personal and laundry services	341,136	337,114
Membership associations and organizations	342,205	378,857
Private households	157,271	166,351
Government and government enterprises	4,570,020	4,872,106
Federal, civilian	1,080,502	1,147,062
Military	205,158	219,272
State and local	3,284,360	3,505,772
State government	679,842	744,370
Local government	2,604,518	2,761,402

See footnotes at end of table.

Footnotes for Table CA05 (NAICS)
Personal Income by Major Source and Earnings by Industry

1/ The estimates of earnings for 2001-2002 are based on the 2002 North American Industry Classification System (NAICS).

2/ Census Bureau midyear population estimates. Estimates for 2001-2002 reflect county population estimates available as of April 2004.

3/ Contributions for government social insurance are included in earnings by type and industry but they are excluded from personal income.

4/ The adjustment for residence is the net inflow of the earnings of interarea commuters. For the United States, it consists of adjustments for border workers: Wage and salary disbursements to U.S. residents commuting to Canada less wage and salary disbursements to Canadian and Mexican residents commuting into the United States.

5/ Rental income of persons includes the capital consumption adjustment.

6/ Proprietors' income includes the inventory valuation adjustment and capital consumption adjustment.

7/ "Other" consists of wage and salary disbursements to U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

8/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

E The estimate shown here constitutes the major portion of the true estimate.
(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.
(L) Less than $50,000, but the estimates for this item are included in the totals.
(N) Data not available for this year.

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Massachusetts state total [25000]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	3,744,074	3,832,709	3,917,356	3,988,554	4,096,551
By type					
Wage and salary employment	3,184,837	3,260,546	3,339,227	3,405,839	3,490,278
Proprietors employment	559,237	572,163	578,129	582,715	606,273
Farm proprietors employment	5,592	5,636	5,725	5,788	5,804
Nonfarm proprietors employment 2/	553,645	566,527	572,404	576,927	600,469
By industry					
Farm employment	10,870	10,650	10,648	10,682	10,920
Nonfarm employment	3,733,204	3,822,059	3,906,708	3,977,872	4,085,631
Private employment	3,301,913	3,387,940	3,466,717	3,530,461	3,631,015
Agricultural services, forestry, fishing & other 3/	34,655	35,953	35,931	39,018	40,552
Mining	2,115	2,261	2,301	2,429	2,338
Construction	164,128	173,354	182,382	194,570	204,504
Manufacturing	460,928	462,112	462,013	446,202	449,860
Transportation and public utilities	149,870	153,253	157,761	159,967	164,391
Wholesale trade	177,937	181,411	186,944	188,538	189,576
Retail trade	597,558	606,836	614,049	629,070	638,390
Finance, insurance, and real estate	303,022	310,173	328,032	334,720	348,454
Services	1,411,700	1,462,587	1,497,304	1,535,947	1,592,950
Government and government enterprises	431,291	434,119	439,991	447,411	454,616
Federal, civilian	55,222	54,859	54,611	55,266	56,819
Military	27,087	25,477	24,370	23,618	23,428
State and local	348,982	353,783	361,010	368,527	374,369
State government	114,712	116,203	119,961	120,532	121,470
Local government	234,270	237,580	241,049	247,995	252,899

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Massachusetts state total [25000]

Item	2001	2002
Employment by place of work		
Total employment	4,132,208	4,092,192
By type		
Wage and salary employment	3,490,788	3,416,774
Proprietors employment	641,420	675,418
Farm proprietors employment	5,665	5,666
Nonfarm proprietors employment 2/	635,755	669,752
By industry		
Farm employment	10,839	10,929
Nonfarm employment	4,121,369	4,081,263
Private employment	3,664,310	3,629,051
Forestry, fishing, related activities, and other 3/	13,721	14,090
Mining	2,570	2,645
Utilities	12,612	11,697
Construction	219,076	222,711
Manufacturing	401,175	359,420
Wholesale trade	152,102	146,700
Retail Trade	417,056	415,705
Transportation and warehousing	107,202	103,665
Information	122,794	111,772
Finance and insurance	233,898	233,737
Real estate and rental and leasing	120,041	139,190
Professional and technical services	371,640	356,479
Management of companies and enterprises	72,981	73,214
Administrative and waste services	211,415	201,448
Educational services	185,440	189,905
Health care and social assistance	486,212	498,999
Arts, entertainment, and recreation	85,589	89,668
Accommodation and food services	251,850	256,035
Other services, except public administration	196,936	201,971
Government and government enterprises	457,059	452,212
Federal, civilian	53,120	51,524
Military	21,488	19,064
State and local	382,451	381,624
State government	125,251	120,695
Local government	257,200	260,929

See footnotes at end of table.
Table CA25N

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Norfolk, Massachusetts [25021]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	380,495	387,780	394,953	400,672	412,747
By type					
Wage and salary employment	318,161	324,347	332,545	337,343	346,583
Proprietors employment	62,334	63,433	62,408	63,329	66,164
Farm proprietors employment	175	177	180	182	182
Nonfarm proprietors employment 2/	62,159	63,256	62,228	63,147	65,982
By industry					
Farm employment	350	348	305	313	339
Nonfarm employment	380,145	387,432	394,648	400,359	412,408
Private employment	347,615	355,152	362,306	367,491	379,253
Agricultural services, forestry, fishing & other 3/	2,869	2,906	2,969	3,514	(D)
Mining	216	227	237	218	(D)
Construction	19,240	20,058	21,000	22,106	23,435
Manufacturing	37,866	37,743	38,446	37,789	37,545
Transportation and public utilities	14,404	14,589	15,229	16,346	16,918
Wholesale trade	28,630	29,346	30,028	27,339	26,608
Retail trade	65,266	66,802	67,286	69,452	71,290
Finance, insurance, and real estate	41,516	42,085	45,220	47,843	51,062
Services	137,608	141,396	141,891	142,884	148,476
Government and government enterprises	32,530	32,280	32,342	32,868	33,155
Federal, civilian	1,995	1,691	1,341	1,382	2,038
Military	2,763	2,306	2,079	2,021	2,014
State and local	27,772	28,283	28,922	29,465	29,103
State government	5,335	5,299	5,597	5,545	5,672
Local government	22,437	22,984	23,325	23,920	23,431

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Norfolk, Massachusetts [25021]

Item	2001	2002
Employment by place of work		
Total employment	420,943	419,365
By type		
Wage and salary employment	349,538	343,870
Proprietors employment	71,405	75,495
Farm proprietors employment	178	178
Nonfarm proprietors employment 2/	71,227	75,317
By industry		
Farm employment	372	374
Nonfarm employment	420,571	418,991
Private employment	386,345	385,330
Forestry, fishing, related activities, and other 3/	482	481
Mining	165	167
Utilities	581	542
Construction	26,430	26,959
Manufacturing	33,616	31,064
Wholesale trade	21,675	20,429
Retail Trade	47,802	48,058
Transportation and warehousing	10,970	10,316
Information	13,474	12,407
Finance and insurance	36,723	36,842
Real estate and rental and leasing	15,168	17,649
Professional and technical services	35,339	34,464
Management of companies and enterprises	11,120	12,214
Administrative and waste services	20,466	18,768
Educational services	13,917	14,238
Health care and social assistance	46,622	47,687
Arts, entertainment, and recreation	8,513	9,016
Accommodation and food services	23,029	23,406
Other services, except public administration	20,253	20,623
Government and government enterprises	34,226	33,661
Federal, civilian	2,359	2,249
Military	1,812	1,513
State and local	30,055	29,899
State government	6,053	5,308
Local government	24,002	24,591

See footnotes at end of table.
Table CA25N

May 2004

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

FULL-TIME AND PART-TIME EMPLOYMENT BY SIC INDUSTRY 1/
(number of jobs)

Middlesex, Massachusetts [25017]

Item	1996	1997	1998	1999	2000
Employment by place of work					
Total full-time and part-time employment	963,028	993,991	1,020,129	1,029,298	1,067,601
By type					
Wage and salary employment	819,318	849,178	871,288	884,840	917,254
Proprietors employment	143,710	144,813	148,841	144,458	150,347
Farm proprietors employment	513	512	520	526	527
Nonfarm proprietors employment 2/	143,197	144,301	148,321	143,932	149,820
By industry					
Farm employment	1,459	1,405	1,406	1,371	1,448
Nonfarm employment	961,569	992,586	1,018,723	1,027,927	1,066,153
Private employment	878,329	908,826	934,185	942,304	978,267
Agricultural services, forestry, fishing & other 3/	6,636	7,025	7,214	8,445	8,608
Mining	504	496	512	582	602
Construction	40,171	43,499	44,990	46,347	50,800
Manufacturing	129,913	132,965	132,400	125,299	127,368
Transportation and public utilities	33,119	33,550	35,419	35,404	36,029
Wholesale trade	53,596	55,631	57,929	60,571	61,579
Retail trade	131,548	135,775	137,894	140,879	143,629
Finance, insurance, and real estate	57,797	57,619	61,618	60,348	61,742
Services	425,045	442,266	456,209	464,429	487,910
Government and government enterprises	83,240	83,760	84,538	85,623	87,886
Federal, civilian	13,540	13,666	13,324	13,408	14,119
Military	7,382	6,995	6,674	6,333	6,169
State and local	62,318	63,099	64,540	65,882	67,598
State government	11,930	11,684	12,483	12,716	12,809
Local government	50,388	51,415	52,057	53,166	54,789

See footnotes at end of table.

FULL-TIME AND PART-TIME EMPLOYMENT BY NAICS INDUSTRY 1/
(number of jobs)

Middlesex, Massachusetts [25017]

Item	2001	2002
Employment by place of work		
Total employment	1,084,155	1,054,892
By type		
Wage and salary employment	920,601	882,757
Proprietors employment	163,554	172,135
Farm proprietors employment	515	515
Nonfarm proprietors employment 2/	163,039	171,620
By industry		
Farm employment	1,520	1,531
Nonfarm employment	1,082,635	1,053,361
Private employment	994,111	963,300
Forestry, fishing, related activities, and other 3/	1,664	1,889
Mining	667	705
Utilities	1,734	1,557
Construction	55,892	56,509
Manufacturing	123,353	107,517
Wholesale trade	51,237	48,752
Retail Trade	94,841	94,521
Transportation and warehousing	21,775	21,416
Information	50,207	44,285
Finance and insurance	38,101	38,010
Real estate and rental and leasing	28,346	32,691
Professional and technical services	148,735	137,590
Management of companies and enterprises	21,615	22,483
Administrative and waste services	62,574	57,398
Educational services	74,598	76,141
Health care and social assistance	98,693	100,536
Arts, entertainment, and recreation	20,441	20,991
Accommodation and food services	52,534	52,993
Other services, except public administration	47,104	47,316
Government and government enterprises	88,524	90,061
Federal, civilian	13,846	13,692
Military	5,736	5,210
State and local	68,942	71,159
State government	14,024	14,905
Local government	54,918	56,254

See footnotes at end of table.
Table CA25N

May 2004

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

Footnotes for Table CA25.(SIC)
Full-time and Part-time Employment by Industry

1/ The estimates of employment for 1969-74 based on 1967 Standard Industrial Classification (SIC). The estimates for 1975-87 are based on the 1972 SIC. The estimates for 1988-2000 are based on the 1987 SIC.

2/ Excludes limited partners.

3/ "Other" consists of the number of jobs held by U.S. residents employed by international organizations and foreign embassies and consulates in the United States.

4/ Cibola, NM was separated from Valencia in June 1981, but in these estimates Valencia includes Cibola through the end of 1981.

5/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

6/ Estimates for 1979 forward reflect Alaska Census Areas as defined by the Census Bureau; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

7/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

E The estimate shown here constitutes the major portion of the true estimate.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

(L) Less than 10 jobs, but the estimates for this item are included in the totals.

(N) Data not available for this year.

REGIONAL ECONOMIC PROFILE

Massachusetts state total [25000]

Item	1998	1999	2000	2001
Place of residence profile				
Personal income (thousands of dollars)	203,986,701	216,220,842	240,208,628	249,243,450
Derivation of personal income				
Net earnings 1/	140,682,594	152,287,786	170,172,887	175,031,226
Personal current transfer receipts	25,617,897	26,392,984	27,927,825	30,551,665
Income maintenance 2/	2,084,191	2,126,827	2,169,731	2,246,099
Unemployment insurance benefit payments	741,548	828,373	785,438	1,356,623
Retirement and other	22,792,158	23,437,784	24,972,656	26,948,943
Dividends, interest, and rent	37,686,210	37,540,072	42,107,916	43,660,559
Population (persons) 3/	6,271,838	6,317,345	6,362,076	6,399,869
Per capita incomes (dollars) 4/				
Per capita personal income	32,524	34,227	37,756	38,945
Per capita net earnings	22,431	24,106	26,748	27,349
Per capita personal current transfer receipts	4,085	4,178	4,390	4,774
Per capita income maintenance	332	337	341	351
Per capita unemployment insurance benefits	118	131	123	212
Per capita retirement and other	3,634	3,710	3,925	4,211
Per capita dividends, interest, and rent	6,009	5,942	6,619	6,822
Place of work profile				
Earnings by place of work ($000)	161,616,961	175,126,659	195,839,459	201,269,161
Wage and salary disbursements	123,054,121	134,045,007	150,842,351	153,067,876
Supplements to wages and salaries	22,873,152	24,765,364	27,664,199	28,356,760
Employer contrib. for employee pens.& insur. funds	14,326,873	15,614,458	17,524,333	17,926,128
Employer contrib. for government social insurance	8,546,279	9,150,906	10,139,866	10,430,632
Proprietors' income	15,689,688	16,316,288	17,332,909	19,844,525
Nonfarm proprietors' income	15,687,347	16,306,524	17,327,351	19,853,318
Farm proprietors' income	2,341	9,764	5,558	-8,793
Total full-time and part-time employment	3,917,356	3,988,554	4,096,551	4,132,208
Wage and salary jobs	3,339,227	3,405,839	3,490,278	3,490,788
Number of proprietors	578,129	582,715	606,273	641,420
Number of nonfarm proprietors 5/	572,404	576,927	600,469	635,755
Number of farm proprietors	5,725	5,788	5,804	5,665
Average earnings per job (dollars)	41,257	43,907	47,806	48,707
Average wage and salary disbursements	36,851	39,357	43,218	43,849
Average nonfarm proprietors' income	27,406	28,264	28,856	31,223

See footnotes at end of table.

Massachusetts state total [25000]

REGIONAL ECONOMIC PROFILE

Item	2002
Place of residence profile	
Personal income (thousands of dollars)	250,993,700
Derivation of personal income	
Net earnings 1/	173,362,910
Personal current transfer receipts	33,634,756
Income maintenance 2/	2,396,001
Unemployment insurance benefit payments	2,535,690
Retirement and other	28,703,065
Dividends, interest, and rent	43,996,034
Population (persons) 3/	6,421,800
Per capita incomes (dollars) 4/	
Per capita personal income	39,085
Per capita net earnings	26,996
Per capita personal current transfer receipts	5,238
Per capita income maintenance	373
Per capita unemployment insurance benefits	395
Per capita retirement and other	4,470
Per capita dividends, interest, and rent	6,851
Place of work profile	
Earnings by place of work ($000)	199,297,048
Wage and salary disbursements	149,877,422
Supplements to wages and salaries	28,785,869
Employer contrib. for employee pens.& insur. funds	18,439,957
Employer contrib. for government social insurance	10,345,912
Proprietors' income	20,633,757
Nonfarm proprietors' income	20,638,704
Farm proprietors' income	-4,947
Total full-time and part-time employment	4.092,192
Wage and salary jobs	3,416,774
Number of proprietors	675,418
Number of nonfarm proprietors 5/	669,752
Number of farm proprietors	5,666
Average earnings per job (dollars)	48,702
Average wage and salary disbursements	43,865
Average nonfarm proprietors' income	30,815

See footnotes at end of table.

REGIONAL ECONOMIC PROFILE

Norfolk, Massachusetts [25021]

Item	1998	1999	2000	2001	2002
Place of residence profile					
Personal income (thousands of dollars)	25,485,630	27,082,735	30,494,103	31,510,374	31,468,921
Derivation of personal income					
Net earnings 1/	18,224,011	19,721,181	22,319,099	22,901,897	22,577,169
Personal current transfer receipts	2,255,761	2,300,446	2,431,592	2,644,604	2,879,667
Income maintenance 2/	105,925	105,406	107,943	113,687	120,670
Unemployment insurance benefit payments	60,811	67,591	66,179	115,304	224,352
Retirement and other	2,089,025	2,127,449	2,257,470	2,415,613	2,534,645
Dividends, interest, and rent	5,005,858	5,061,108	5,743,412	5,963,873	6,012,085
Population (persons) 3/	646,195	648,262	651,248	653,572	654,497
Per capita incomes (dollars) 4/					
Per capita personal income	39,440	41,777	46,824	48,213	48,081
Per capita net earnings	28,202	30,422	34,271	35,041	34,495
Per capita personal current transfer receipts	3,491	3,549	3,734	4,046	4,400
Per capita income maintenance	164	163	166	174	184
Per capita unemployment insurance benefits	94	104	102	176	343
Per capita retirement and other	3,233	3,282	3,466	3,696	3,873
Per capita dividends, interest, and rent	7,747	7,807	8,819	9,125	9,186
Place of work profile					
Earnings by place of work ($000)	16,352,682	17,431,894	19,603,552	20,481,275	20,614,335
Wage and salary disbursements	12,384,094	13,211,514	14,824,870	15,234,124	15,190,162
Supplements to wages and salaries	2,253,728	2,410,899	2,715,434	2,830,041	2,906,048
Employer contrib. for employee pens.& insur. funds	1,361,531	1,462,634	1,657,656	1,727,571	1,802,456
Employer contrib. for government social insurance	892,197	948,265	1,057,778	1,102,470	1,103,592
Proprietors' income	1,714,860	1,809,481	2,063,248	2,417,110	2,518,125
Nonfarm proprietors' income	1,714,828	1,809,149	2,063,106	2,417,526	2,518,286
Farm proprietors' income	(L)	332	142	-416	-161
Total full-time and part-time employment	394,953	400,672	412,747	420,943	419,365
Wage and salary jobs	332,545	337,343	346,583	349,538	343,870
Number of proprietors	62,408	63,329	66,164	71,405	75,495
Number of nonfarm proprietors 5/	62,228	63,147	65,982	71,227	75,317
Number of farm proprietors	180	182	182	178	178
Average earnings per job (dollars)	41,404	43,507	47,495	48,656	49,156
Average wage and salary disbursements	37,240	39,163	42,774	43,584	44,174
Average nonfarm proprietors' income	27,557	28,650	31,268	33,941	33,436

See footnotes at end of table.

Table CA30

REGIONAL ECONOMIC PROFILE

Middlesex, Massachusetts (25017)

Item	1998	1999	2000	2001	2002
Place of residence profile					
Personal income (thousands of dollars)	56,198,854	60,184,312	68,073,774	69,183,666	68,484,590
Derivation of personal income					
Net earnings 1/	40,051,526	43,928,837	50,026,060	50,019,814	48,592,843
Personal current transfer receipts	4,962,415	5,096,000	5,374,707	5,891,859	6,498,087
Income maintenance 2/	315,318	315,809	318,189	329,734	349,188
Unemployment insurance benefit payments	136,090	160,364	144,957	289,790	576,989
Retirement and other	4,511,007	4,619,827	4,911,561	5,272,335	5,571,910
Dividends, interest, and rent	11,184,913	11,159,475	12,673,007	13,271,993	13,393,660
Population (persons) 3/	1,451,865	1,459,797	1,469,035	1,475,922	1,472,817
Per capita incomes (dollars) 4/					
Per capita personal income	38,708	41,228	46,339	46,875	46,499
Per capita net earnings	27,586	30,092	34,054	33,891	32,993
Per capita personal current transfer receipts	3,418	3,491	3,659	3,992	4,412
Per capita income maintenance	217	216	217	223	237
Per capita unemployment insurance benefits	94	110	99	196	392
Per capita retirement and other	3,107	3,165	3,343	3,572	3,783
Per capita dividends, interest, and rent	7,704	7,645	8,627	8,992	9,094
Place of work profile					
Earnings by place of work ($000)	46,997,335	51,423,248	59,330,907	60,363,194	58,174,909
Wage and salary disbursements	36,316,776	40,039,206	46,559,541	46,351,467	44,022,201
Supplements to wages and salaries	6,575,457	7,186,049	8,269,423	8,539,542	8,478,988
Employer contrib. for employee pens.& insur. funds	3,998,381	4,387,634	5,086,215	5,268,465	5,310,690
Employer contrib. for government social insurance	2,577,076	2,798,415	3,183,208	3,271,077	3,168,298
Proprietors' income	4,105,102	4,197,993	4,501,943	5,472,185	5,673,720
Nonfarm proprietors' income	4,102,132	4,192,487	4,497,042	5,468,536	5,672,366
Farm proprietors' income	2,970	5,506	4,901	3,649	1,354
Total full-time and part-time employment	1,020,129	1,029,298	1,067,601	1,084,155	1,054,892
Wage and salary jobs	871,288	884,840	917,254	920,601	882,757
Number of proprietors	148,841	144,458	150,347	163,554	172,135
Number of nonfarm proprietors 5/	148,321	143,932	149,820	163,039	171,620
Number of farm proprietors	520	526	527	515	515
Average earnings per job (dollars)	46,070	49,960	55,574	55,678	55,148
Average wage and salary disbursements	41,682	45,250	50,760	50,349	49,869
Average nonfarm proprietors' income	27,657	29,128	30,016	33,541	33,052

See footnotes at end of table.

Table CA30

May 2004

REGIONAL ECONOMIC INFORMATION SYSTEM
BUREAU OF ECONOMIC ANALYSIS

Footnotes for Table CA30
Regional Economic Profiles

1/ Total earnings less contributions for government social insurance adjusted to place of residence.

2/ Consists largely of supplemental security income payments, family assistance, general assistance payments, food stamp payments, and other assistance payments, including emergency assistance.

3/ Census Bureau midyear population estimates. Estimates for 2000-2002 reflect county population estimates available as of April 2004.

4/ Type of income divided by population yields a per capita measure for that type of income.

5/ Excludes limited partners.

6/ Cibola, NM was separated from Valencia in June 1981, but in these estimates Valencia includes Cibola through the end of 1981.

7/ La Paz County, AZ was separated from Yuma County on January 1, 1983. The Yuma, AZ MSA contains the area that became La Paz County, AZ through 1982 and excludes it beginning with 1983.

8/ Estimates for 1979 forward reflect Alaska Census Areas as defined by the Census Bureau; those for prior years reflect Alaska Census Divisions as defined in the 1970 Decennial Census. Estimates from 1988 forward separate Aleutian Islands Census Area into Aleutians East Borough and Aleutians West Census Area. Estimates for 1991 forward separate Denali Borough from Yukon-Koyukuk Census Area and Lake and Peninsula Borough from Dillingham Census Area. Estimates from 1993 forward separate Skagway-Yakutat-Angoon Census Area into Skagway-Hoonah-Angoon Census Area and Yakutat Borough.

9/ Shawano, WI and Menominee, WI are combined as Shawano (incl. Menominee), WI for the years prior to 1989.

10/ Broomfield County, CO, was created from parts of Adams, Boulder, Jefferson, and Weld counties effective November 15, 2001. Estimates for Broomfield county begin with 2002.

o All state and local area dollar estimates are in current dollars (not adjusted for inflation).

(L) Less than $50,000 or less than 10 jobs, as appropriate, but the estimates for this item are included in the totals.

(N) Data not available for this year.

EXHIBIT II-4

Demographic Trends in the Primary Market Area

Demographic Totals by State: United States

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	281,421,906	292,936,668	307,115,866	4.09	4.84
0-14 Age Group (%):	21	21	20	0.87	1.19
15-34 Age Group (%):	28	28	27	2.96	3.67
35-54 Age Group (%):	29	29	29	3.87	3.08
55+ Age Group (%):	21	22	24	9.19	12.07
Total Households:	105,480,101	109,949,228	115,473,567	4.24	5.02
$0-24K Households (%):	29	26	23	-5.71	-7.50
$25-50K Households (%):	29	28	26	-1.77	-1.44
$50K+ Households (%):	42	46	51	15.09	15.88
Average Household Income:	56,644	63,301	71,731	11.75	13.32
Median Household Income:	42,729	46,475	51,597	8.77	11.02
Per Capita Income:	21,587	24,092	27,309	11.60	13.35

Demographic Totals by State: Massachusetts

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	6,349,097	6,447,064	6,544,591	1.54	1.51
0-14 Age Group (%):	20	19	18	-4.44	-2.32
15-34 Age Group (%):	28	27	27	0.00	0.16
35-54 Age Group (%):	31	31	30	2.76	-0.14
55+ Age Group (%):	22	23	25	7.14	8.32
Total Households:	2,443,580	2,495,437	2,551,082	2.12	2.23
$0-24K Households (%):	25	22	19	-7.54	-10.85
$25-50K Households (%):	25	22	20	-7.81	-7.47
$50K+ Households (%):	51	55	60	11.61	11.43
Average Household Income:	66,365	76,076	88,015	14.63	15.69
Median Household Income:	50,707	57,033	64,912	12.48	13.81
Per Capita Income:	25,952	29,837	34,701	14.97	16.30

Demographic Totals by County: Norfolk, MA

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	650,308	657,182	663,232	1.06	0.92
0-14 Age Group (%):	20	19	18	-4.13	-2.94
15-34 Age Group (%):	25	24	24	-1.99	-0.25
35-54 Age Group (%):	32	32	32	2.21	-0.78
55+ Age Group (%):	23	25	26	7.08	7.17
Total Households:	248,827	253,187	257,707	1.75	1.79
$0-24K Households (%):	17	15	13	-9.86	-13.97
$25-50K Households (%):	21	18	16	-11.97	-12.05
$50K+ Households (%):	62	66	71	9.67	9.22
Average Household Income:	83,887	97,822	114,350	16.61	16.90
Median Household Income:	64,398	72,764	84,920	12.99	16.71
Per Capita Income:	32,484	38,037	44,783	17.09	17.74

Demographic Totals by City: Franklin, MA

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	29,560	29,989	30,388	1.45	1.33
0-14 Age Group (%):	27	25	24	-3.64	-2.54
15-34 Age Group (%):	24	23	23	-1.16	0.06
35-54 Age Group (%):	35	35	35	2.30	-0.16
55+ Age Group (%):	15	16	18	12.82	12.27
Total Households:	10,152	10,268	10,357	1.14	0.87
$0-24K Households (%):	14	12	9	-13.39	-19.75
$25-50K Households (%):	18	15	11	-15.87	-24.82
$50K+ Households (%):	69	74	80	8.43	9.31
Average Household Income:	80,549	98,972	122,749	22.87	24.02
Median Household Income:	71,236	84,193	101,678	18.19	20.77
Per Capita Income:	27,849	34,034	41,982	22.21	23.35

Demographic Totals by County: Middlesex, MA

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	1,465,396	1,469,701	1,469,449	0.29	-0.02
0-14 Age Group (%):	19	18	18	-3.85	-3.88
15-34 Age Group (%):	29	27	27	-4.57	-1.17
35-54 Age Group (%):	31	32	31	2.46	-1.70
55+ Age Group (%):	21	23	24	7.33	6.77
Total Households:	561,220	566,226	570,299	0.89	0.72
$0-24K Households (%):	19	17	14	-9.78	-13.73
$25-50K Households (%):	22	19	17	-11.50	-12.03
$50K+ Households (%):	59	64	69	8.77	8.36
Average Household Income:	80,294	92,863	108,121	15.65	16.43
Median Household Income:	61,698	69,234	79,910	12.21	15.42
Per Capita Income:	31,199	36,220	42,404	16.09	17.07

Demographic Totals by City: Waltham, MA

Source: Claritas

	Base 2000	Current 2004	Projected 2009	% Change 2000-2004	% Change 2004-2009
Total Population:	59,226	58,595	57,777	-1.07	-1.40
0-14 Age Group (%):	13	13	12	-3.94	-4.80
15-34 Age Group (%):	38	36	36	-6.05	-3.24
35-54 Age Group (%):	27	28	28	1.76	-2.60
55+ Age Group (%):	21	23	24	6.03	4.91
Total Households:	23,207	23,334	23,408	0.55	0.32
$0-24K Households (%):	20	19	17	-6.87	-11.07
$25-50K Households (%):	25	23	21	-5.44	-8.22
$50K+ Households (%):	55	58	62	6.41	7.46
Average Household Income:	65,700	73,345	82,748	11.64	12.82
Median Household Income:	55,534	59,695	66,213	7.49	10.92
Per Capita Income:	26,364	29,853	34,180	13.23	14.49

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
November 27, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Southern CA	Thrift	16,140	10	12-31	/	32.61	2,019
DSL	Downey Financial Corp. of CA	NYSE	Southern CA,AZ	Thrift	15,639	170	12-31	01/71	56.92	1,585
WES	Westcorp of Irvine CA	NYSE	California	Thrift	15,352	18	12-31	05/86	42.77	2,219
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	6,439	29	12-31	12/83	52.05	855
CCBI	Commercial Capital Bcrp of CA	NASDAQ	Southern CA	Thrift	4,967	3	12-31	12/02	23.00	1,250
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,985	26	03-31	03/96	44.09	736
UPFC	United PanAm Fin. Corp of CA	NASDAQ	San Francisco CA	Thrift	1,669 J	4	12-31	04/98	19.85	321
PROV	Provident Fin. Holdings of CA	NASDAQ	Southern CA	M.B.	1,446	12	06-30	06/96	29.21	204
HWFG	Harrington West Fncl Grp of CA	NASDAQ	South CA,KS,AZ	Thrift	1,082	11	12-31	11/02	17.59	93
FPTB	First PacTrust Bancorp of CA	NASDAQ	Southern CA	Thrift	675	9	12-31	08/02	26.30	122
KFED	K-Fed Bancorp of CA MHC (39.1)	NASDAQ	Southern CA	Thrift	607	4	12-31	03/04	15.25	222
PPBI	Pacific Premier Bncrp of CA	NASDAQ	Southern CA	Thrift	488	3	12-31	06/97	13.86	73
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles CA	Thrift	267	4	12-31	01/96	12.60	19
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Miami FL	Thrift	8,710	41	09-30	12/85	29.98	901
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	5,678	73	12-31	11/83	18.62	1,115
FFFL	Fidelity Bankshares, Inc of FL	NASDAQ	Southeast FL	Thrift	3,444	42	12-31	05/01	40.46	612
HARB	Harbor Florida Bancshrs of FL	NASDAQ	EastCentral FL	Thrift	2,627	33	09-30	03/98	34.48	820
FFLC	FFLC Bancorp of Leesburg FL	NASDAQ	Central FL	Thrift	1,040	14	12-31	01/94	32.11	174
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	546	5	12-31	12/97	10.15	82
FCFL	First Community Bk Corp of FL	NASDAQ	West Central FL	Thrift	226	3	12-31	/	24.55	52
BFCF	BFC Financial Corp. of FL	NASDAQ	Florida	Thrift	0	73	12-31	/	11.68	249
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,PA,NJ,CT,RI	M.B.	55,756	522	12-31	08/86	22.07	7,694
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	23,625	151	12-31	11/93	19.35	5,129
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,775	86	12-31	11/93	40.95	3,070
HCBK	Hudson Cty Bcp MHC of NJ(34.5) (3)	NASDAQ	New Jersey	Thrift	19,321	82	12-31	07/99	39.49	7,346
ICBC	Independence Comm Bnk Cp of NY	NASDAQ	NY,NJ	Thrift	17,632	81	12-31	03/98	40.57	3,430
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Northern NJ	Thrift	6,540	55	12-31	01/03	19.35	1,448
NWSB	Northwest Bcrp MHC of PA(41.4)	NASDAQ	PA,NY,OH,MD	Thrift	6,225	146	06-30	11/94	25.39	1,252
WYPT	Waypoint Financial Corp of PA	NASDAQ	PA,MD	Thrift	5,352	61	12-31	10/00	27.78	929
PRTR	Partners Trust Fin. Grp. of NY	NASDAQ	Central NY	Thrift	3,661	17	12-31	07/04	11.10	544
FNFG	First Niagara Fin. Group of NY (3)	NASDAQ	North/Central NY	Thrift	3,589 D	47	12-31	01/03	14.25	1,191
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	New York City NY	Thrift	3,415	20	12-31	06/96	17.87	667
TRST	TrustCo Bank Corp NY of NY	NASDAQ	NY,FL,VT	Thrift	2,837	61	12-31	/	13.99	1,037
HRBT	Hudson River Bancorp Inc of NY	NASDAQ	Southeast NY	Thrift	2,539	51	03-31	07/98	19.95	607
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington DE,PA	Div.	2,436	21	12-31	11/86	61.67	434
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Eastern PA	Thrift	2,292	40	12-31	11/03	17.11	524
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	New York City NY	Thrift	2,038	11	12-31	11/95	20.73	398
PFSB	PennFed Fin. Services of NJ	NASDAQ	Northern NJ	Thrift	1,962	22	06-30	07/94	17.08	235
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Eastern NJ	Thrift	1,891	17	12-31	07/96	24.91	327
PBCP	Provident Bancorp, Inc. of NY	NASDAQ	Southeastern NY	Thrift	1,826	20	09-30	01/04	13.16	522
PVSA	Parkvale Financial Corp of PA	NASDAQ	Southwestern PA	Thrift	1,602	39	06-30	07/87	31.50	176
ESBF	ESB Financial Corp. of PA	NASDAQ	Western PA	Thrift	1,389	17	12-31	06/90	15.00	161
FMCO	FMS Fin Corp. of Burlington NJ	NASDAQ	Southern NJ	Thrift	1,231	40	12-31	12/88	18.00	117
WGBC	Willow Grove Bancorp Inc of PA	NASDAQ	Philadelphia PA	Thrift	976	14	06-30	04/02	18.09	176
SFFS	Sound Fed Bancorp, Inc. of NY	NASDAQ	NY,CT	Thrift	965	10	03-31	01/03	15.20	191
SYNF	Synergy Financial Group of NJ	NASDAQ	Central NJ	Thrift	838	18	12-31	01/04	11.39	142
NEPF	Northeast PA Fin. Corp of PA	NASDAQ	Northeast PA	Thrift	836	16	09-30	04/98	16.90	67
CSBK	Clifton Svg Bp MHC of NJ(45.0)	NASDAQ	Northeast NJ	Thrift	775	10	03-31	03/04	12.62	385
BCSB	BCSB Bankcorp MHC of MD (36.4)	NASDAQ	Northeast MD	Thrift	750 J	16	09-30	07/98	16.98	100
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Southeastern PA	Thrift	718	5	09-30	08/87	29.90	69
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Central Maryland	Thrift	689	2	12-31	/	38.51	160
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Northern NJ	Thrift	646	9	12-31	11/89	23.68	118
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	PA,NJ	Thrift	629	14	12-31	07/94	32.95	96

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
November 27, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Southwestern PA	Thrift	628	13	09-30	06/88	23.75	63
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	580	5	03-31	10/94	19.07	44
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Southeastern PA	Thrift	565 J	7	09-30	01/95	22.99	44
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	521 J	5	07-31	08/88	13.40	98
GAFC	Greater Atlant. Fin Corp of VA	NASDAQ	North. VA,DC,MD	Thrift	504 J	9	09-30	06/99	6.49	20
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh PA	Thrift	434 J	6	06-30	11/93	17.27	42
ONFC	Oneida Fincl MHC of NY (42.4)	NASDAQ	Central NY	Thrift	427	9	12-31	12/98	11.55	86
ALLB	Alliance Bank MHC of PA (20.0)	NASDAQ	Southeastern PA	Thrift	382	8	12-31	03/95	30.50	105
PHSB	PHSB Financial Corp. of PA	NASDAQ	Western PA	Thrift	337	10	12-31	12/01	26.85	78
AFBC	Advance Fin. Bancorp of WV	NASDAQ	Northwest WV,OH	Thrift	321 J	8	06-30	01/97	25.81	36
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	NY,PA	Thrift	318	6	12-31	03/85	30.70	30
PBHC	Pathfinder BC MHC of NY (35.3) (3)	NASDAQ	Central NY	Thrift	303	6	12-31	11/95	18.03	44
LARL	Laurel Capital Group Inc of PA	NASDAQ	Southwestern PA	Thrift	299 J	8	06-30	02/87	25.00	48
GCBC	Green Co Bcrp MHC of NY (43.9)	NASDAQ	Southeast NY	Thrift	285	6	06-30	12/98	32.90	68
ROME	Rome Bncp Inc MHC of NY (38.5) (3)	NASDAQ	Central NY	Thrift	262	4	12-31	10/99	28.25	119
ALFC	Atlantic Liberty Fincl of NY	NASDAQ	Brooklyn, NY	Thrift	185	2	03-31	10/02	19.21	32
IFSB	Independence FSB of DC	NASDAQ	Washington DC,MD	Thrift	184	4	12-31	06/85	11.43	18
GOV	Gouverneur Bcp MHC of NY(42.5)	AMEX	Northern NY	Thrift	98 J	2	09-30	03/99	16.25	37
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	MI,IN	Thrift	12,783	95	12-31	04/97	21.94	1,346
CFB	Commercial Federal Corp. of NE	NYSE	CO,NE,IA,KS,OK	M.B.	11,417	191	12-31	12/84	29.06	1,144
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Chicago IL	Thrift	9,321	41	12-31	01/90	44.83	1,464
CFFN	Capitol Fd Fn MHC of KS (29.2)	NASDAQ	Kansas	Thrift	8,541	35	09-30	04/99	35.59	2,633
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Wisconsin	M.B.	3,914	54	03-31	07/92	28.85	664
BKMU	Bank Mutual Corp of WI	NASDAQ	WI,MN	Thrift	3,175	69	12-31	10/03	12.22	958
TONE	TierOne Corp. of Lincoln NE	NASDAQ	NE,IA,KS	Thrift	2,855	58	12-31	10/02	24.94	456
FPFC	First Place Fin. Corp. of OH	NASDAQ	Northeast OH	Thrift	2,280	24	06-30	01/99	21.80	327
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH,PA	Thrift	2,224	34	12-31	07/98	11.41	356
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	IN,IL	Thrift	1,430	19	12-31	07/98	13.80	170
CTZN	Citizens First Bancorp of MI	NASDAQ	Southeast MI	Thrift	1,349	15	12-31	03/01	25.65	212
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Western MO	Thrift	1,346 J	9	09-30	09/85	40.05	339
CAFI	Camco Fin Corp of Cambridge OH	NASDAQ	Eastern OH,KY	Thrift	1,134	23	12-31	/	15.30	117
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Northwest OH	Thrift	1,102	17	12-31	10/95	27.47	173
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	999	8	12-31	04/98	25.51	120
HMNF	HMN Financial, Inc. of MN	NASDAQ	Southeast MN,IA	Thrift	955	13	12-31	06/94	31.00	138
HFFC	HF Financial Corp. of SD	NASDAQ	SD,MN	Thrift	857	34	06-30	04/92	18.93	67
PCBI	Peoples Community Bcrp. of OH	NASDAQ	Southwest OH	Thrift	852 J	15	09-30	03/00	23.56	92
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Eastcentral IN	Thrift	830	17	12-31	12/99	23.65	113
LNCB	Lincoln Bancorp of IN	NASDAQ	Central IN	Thrift	829	9	12-31	12/98	19.65	105
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Cleveland OH	R.E.	774	15	06-30	12/92	14.33	101
CASH	First Midwest Fin., Inc. of IA	NASDAQ	IA,SD	Thrift	758 J	16	09-30	09/93	25.90	65
PFSL	Pocahontas Bancorp, Inc. of AR	NASDAQ	Northeast AR	Thrift	713 J	21	09-30	04/98	14.93	68
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis MO	Thrift	637	7	09-30	12/98	19.75	108
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Southwest KY	Thrift	573	8	12-31	02/98	17.00	62
FFSX	First Federal Bankshares of IA	NASDAQ	IA,NE	Thrift	570	15	06-30	04/99	23.48	87
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	552	6	09-30	08/88	22.48	107
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Northeast IN,MI	Thrift	493 J	15	09-30	07/87	21.00	71
FFFD	North Central Bancshares of IA	NASDAQ	Central IA	Thrift	453	9	12-31	03/96	38.50	60
ASBI	Ameriana Bancorp of IN	NASDAQ	Eastern IN	Thrift	434	9	12-31	03/87	15.12	48
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Northern IN	Thrift	428 J	7	09-30	03/94	30.00	40
FCAP	First Capital, Inc. of IN	NASDAQ	Southern IN	Thrift	424	12	12-31	01/99	21.00	59
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Central OH	Thrift	386 J	11	03-31	01/03	16.78	62
LSBI	LSB Fin. Corp. of Lafayette IN	NASDAQ	Central IN	Thrift	351	5	12-31	02/95	26.50	38
CFSB	Citizens First Fin Corp. of IL	NASDAQ	Central IL	Thrift	327	5	12-31	05/96	32.60	49
FFBI	First Federal Bancshares of IL	NASDAQ	Westcentrl IL,MO	Thrift	315	8	12-31	09/00	23.01	30
STBI	Sturgis Bancorp, Inc. of MI	NASDAQ	Southcentral MI	Thrift	314 J	11	12-31	11/88	14.82	40
MCBF	Monarch Community Bncrp of MI	NASDAQ	Southcentral MI	Thrift	292 J	5	12-31	08/02	13.87	38
CHEV	Cheviot Fin Cp MHC of OH(45.0)	NASDAQ	Cincinnati, OH	Thrift	275	4	12-31	01/04	11.50	114
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati OH	Thrift	273 J	7	12-31	01/88	19.50	32
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago IL	Thrift	270	3	12-31	08/96	31.36	36

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
November 27, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville IN	Thrift	264 J	7	06-30	04/99	19.70	32
FBSI	First Bancshares, Inc. of MO	NASDAQ	Southcentral MO	Thrift	262	10	06-30	12/93	19.70	32
JXSB	Jcksnville Bcp MHC of IL(46.8)	NASDAQ	Central IL	Thrift	260	8	12-31	04/95	17.90	35
RIVR	River Valley Bancorp of IN	NASDAQ	Southeast IN	Thrift	258 J	5	12-31	12/96	23.50	38
FFBZ	First Federal Bncrp, Inc of OH	NASDAQ	Eastern OH	Thrift	258	6	09-30	07/92	13.20	45
UCBC	Union Community Bancorp of IN	NASDAQ	W.Central IN	Thrift	258	6	12-31	12/97	18.75	36
FFWC	FFW Corporation of Wabash IN	NASDAQ	Central IN	Thrift	246	4	06-30	04/93	23.50	30
WEFC	Wells Fin. Corp. of Wells MN	NASDAQ	Southcentral MN	Thrift	232	8	12-31	04/95	33.00	38
NEIB	Northeast Indiana Bncrp of IN	NASDAQ	Northeast IN	Thrift	229	3	12-31	06/95	21.90	31
FBTC	First BancTrust Corp of IL	NASDAQ	Eastcentral IL	Thrift	225	3	12-31	04/01	12.25	31
BRBI	Blue River Bancshares of IN	NASDAQ	Central IN	Thrift	214	4	12-31	06/98	5.35	18
FFED	Fidelity Fed. Bancorp of IN	NASDAQ	Southwestern IN	Thrift	202	5	12-31	08/87	1.77	19
ASBP	ASB Financial Corp. of OH	NASDAQ	Southern OH	Thrift	166 J	2	06-30	05/95	21.12	35
HLFC	Home Loan Financial Corp of OH	NASDAQ	Central OH	Thrift	160	3	06-30	03/98	21.00	35
GTPS	Great American Bancorp of IL	NASDAQ	East Central IL	Thrift	157	3	12-31	06/95	25.50	19
AMFC	AMB Fin. Corp. of Munster IN	NASDAQ	Northwest IN	Thrift	154	3	12-31	04/96	14.50	14
HCFC	Home City Fin. Corp. of OH	NASDAQ	Southwest OH	Thrift	153 J	2	12-31	12/96	15.19	13
CKFB	CKF Bancorp of Danville KY	NASDAQ	Central KY	Thrift	153	3	12-31	01/95	18.00	26
FKKY	Frankfort First Bancorp of KY	NASDAQ	Frankfort KY	Thrift	138 J	3	06-30	07/95	24.99	32
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Northeast OH	Thrift	136 J	3	06-30	04/96	15.25	18
PSFC	Peoples Sidney Fin. Corp of OH	NASDAQ	WestCentral OH	Thrift	136 J	4	06-30	04/97	15.75	23
FFFS	First Fed Serv MHC of IL(45.0)	NASDAQ	West Central IL	Thrift	134	1	12-31	06/04	14.75	58
GCFC	Central Federal Corp. of OH	NASDAQ	Northeast OH	Thrift	129 J	3	12-31	12/98	12.50	26
PBNC	PFS Bancorp Inc. of Aurora IN	NASDAQ	Southeastern IN	Thrift	125 J	3	12-31	10/01	15.21	22
CIBI	Community Inv. Bncp, Inc of OH	NASDAQ	NorthCentral OH	Thrift	122	3	06-30	02/95	14.77	16
FNFI	First Niles Fin., Inc. of OH	NASDAQ	Central Ohio	Thrift	97 J	1	12-31	10/98	17.30	24
HWEN	Home Financial Bancorp of IN	NASDAQ	Central IN	Thrift	63 J	2	06-30	07/96	6.00	8
New England Companies										
PBCT	Peoples Bank MHC of CT (41.7) (3)	NASDAQ	CT	Div.	10,541	155	12-31	07/88	39.62	3,712
NABC	NewAlliance Bancshares of CT	NASDAQ	Connecticut	Thrift	6,284	74	12-31	04/04	14.78	1,687
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,683	18	12-31	10/95	44.13	209
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Eastern MA	Thrift	1,643	6	12-31	07/02	15.98	940
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,310	14	12-31	06/00	36.20	213
MASB	MassBank Corp. of Reading MA (3)	NASDAQ	Eastern MA	Thrift	978	15	12-31	05/86	37.50	165
WRO	Woronoco Bancorp, Inc. of MA	AMEX	Southwest MA	Thrift	898	9	12-31	03/99	35.15	129
WFD	Westfield Finl MHC of MA(46.5) (3)	AMEX	Southwestern MA	Thrift	794	10	12-31	12/01	25.80	257
NMIL	Newmil Bancorp, Inc. of CT (3)	NASDAQ	Western CT	Thrift	730	20	12-31	02/86	29.40	123
SIFI	SI Fin Gp Inc MHC of CT (42.0)	NASDAQ	Northeastern CT	Thrift	596	16	12-31	10/04	12.10	152
NHTB	NH Thrift Bancshares of NH	NASDAQ	Central NH	Thrift	596	14	12-31	05/86	28.73	60
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Eastern MA	Thrift	529	7	12-31	12/88	42.41	88
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Eastern MA	Thrift	508 J	10	03-31	10/86	30.85	49
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	Northeastern MA	Thrift	501	6	12-31	05/86	19.20	83
MYST	Mystic Financial, Inc. of MA (3)	NASDAQ	Eastern MA	Thrift	439	6	06-30	01/98	40.75	64
NVSL	Naug Vlly Fin MHC of CT (45.0)	NASDAQ	Southwestern CT	Thrift	330	5	12-31	10/04	11.00	84
PSBH	PSB Hldgs Inc MHC of CT (46.3) (3)	NASDAQ	Northeastern CT	Thrift	305 P	4	06-30	10/04	12.00	83
MFLR	Mayflower Co-Op. Bank of MA (3)	NASDAQ	Southeastern MA	Thrift	220 J	5	04-30	12/87	17.60	36
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	WA,OR,AZ,ID,UT	Thrift	7,169	118	09-30	11/82	26.85	2,113
STSA	Sterling Financial Corp of WA	NASDAQ	WA,ID,MT,OR	M.B.	6,733	83	12-31	06/83	39.86	908
FMSB	First Mutual Bncshrs Inc of WA (3)	NASDAQ	Western WA	Thrift	983	10	12-31	12/85	25.00	132
HRZB	Horizon Financial Corp. of WA (3)	NASDAQ	Northwest WA	Thrift	888	16	03-31	08/86	20.20	205
RPFG	Ranier Pacific Fin Group of WA	NASDAQ	Western WA	Thrift	748	12	12-31	10/03	17.89	145
FBNW	FirstBank NW Corp. of WA	NASDAQ	West WA,ID,OR	Thrift	735	20	03-31	07/97	29.24	87
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Southwest WA	Thrift	525	13	03-31	10/97	21.64	104
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Westcentral WA	Thrift	460	15	09-30	01/98	24.75	96

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
November 27, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
NTBK	NetBank, Inc. of Alpharetta GA	NASDAQ		Thrift	4,488	0		/	10.08	471
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston SC,NC	Thrift	2,442	44	09-30	11/83	32.07	395
CFCP	Coastal Fin. Corp. of SC	NASDAQ	SC,NC	Thrift	1,280 J	18	09-30	09/90	15.11	240
CHFN	Charter Fincl MHC of GA (18.4)	NASDAQ	SW GA, East. AL	Thrift	1,068 J	9	09-30	10/01	39.91	784
FFBH	First Fed. Bancshares of AR	NASDAQ	Northern AR	Thrift	726	15	12-31	05/96	21.78	112
TSH	Teche Hlding Cp of N Iberia LA	AMEX	Southern LA	Thrift	653	14	09-30	04/95	41.25	94
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	NASDAQ	SE GA, NE FL	Thrift	629 P	13	12-31	10/04	14.15	206
CSBC	Citizens South Banking of NC	NASDAQ	Southwest NC	Thrift	501 J	9	12-31	10/02	12.95	97
CFFC	Community Fin. Corp. of VA	NASDAQ	Central VA	Thrift	365	8	03-31	03/88	21.99	46
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Eastern TN	Thrift	308	1	06-30	07/03	13.39	108
SSFC	South Street Fin. Corp. of NC (3)	NASDAQ	South Central NC	Thrift	215	2	12-31	10/96	10.01	31
GSLA	GS Financial Corp. of LA	NASDAQ	New Orleans LA	Thrift	207	4	12-31	04/97	18.83	22
FIFG	1st Independence Fin Grp of KY	NASDAQ		Thrift	180 J	0		/	18.86	23
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Northeast SC	Thrift	156 J	2	06-30	12/97	15.25	28
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	139 J	3	09-30	02/95	15.50	11
UTBI	United Tenn. Bankshares of TN	NASDAQ	Eastern TN	Thrift	123	3	12-31	01/98	20.71	25
South-West Companies										
FBTX	Franklin Bank Corp of TX	NASDAQ	Austen	Thrift	3,309	0	12-31	/	18.10	384
AABC	Access Anytime Bancorp of NM	NASDAQ	Eastern NM	Thrift	285	7	12-31	08/86	14.00	21
GUPB	GFSB Bancorp, Inc of Gallup NM	NASDAQ	Northwest NM	Thrift	228	2	06-30	06/95	20.25	23
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	NASDAQ	NM,CO,AZ	Thrift	1,877	4	12-31	10/96	12.25	80
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 11/27/04

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of November 26, 2004

Financial Institution	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
	Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies	22.72	395.74	1.02	14.19	18.47	164.76	17.74	180.03	19.81	0.47	2.06	34.86	2,524	10.80	0.54	0.79	8.38	0.71	7.27
State of MA	28.97	203.20	1.36	17.85	19.44	168.82	21.82	171.42	20.50	0.58	2.03	41.29	820	12.96	0.10	0.88	7.88	0.88	7.92
Comparable Group																			
State of MA																			
BHL Berkshire Hills Bancorp of MA	36.20	212.64	1.78	21.87	19.46	165.52	16.23	173.29	20.34	0.48	1.33	26.97	1,310	9.80	0.21	0.87	8.79	0.84	8.41
BFD BostonFed Bancorp, Inc. of MA(7)	44.13	209.18	-0.35	20.82	NM	211.96	12.43	254.50	NM	0.64	1.45	NM	1,683	5.86	NA	0.21	3.74	-0.10	-1.75
BRKL Brookline Bancorp, Inc. of MA	15.98	940.02	0.25	9.95	NM	160.60	57.21	160.60	NM	0.34	2.13	NM	1,643	35.62	0.02	1.09	2.85	0.94	2.46
CEBK Central Bncrp of Somerville MA	30.85	49.02	1.14	26.83	23.37	114.98	9.64	121.31	27.06	0.48	1.56	42.11	508	8.39	NA	0.43	4.91	0.37	4.24
HIFS Hingham Inst. for Sav. of MA	42.41	88.26	2.76	21.04	15.26	201.57	16.68	201.57	15.37	0.76	1.79	27.54	529	8.27	0.10	1.16	13.82	1.15	13.72
LSBX LSB Corp of No. Andover MA	19.20	82.94	2.03	13.31	13.52	144.25	16.56	144.25	9.46	0.52	2.71	25.62	501	11.48	0.05	1.30	11.02	1.86	15.76
MASB MassBank Corp. of Reading MA	37.50	165.04	1.42	25.13	22.59	149.22	16.87	150.72	26.41	1.00	2.67	70.42	978	11.31	0.02	0.73	6.61	0.63	5.65
MFLR Mayflower Co-Op. Bank of MA	17.60	36.10	0.82	8.63	19.34	203.94	16.39	205.13	21.46	0.40	2.27	48.78	220	8.03	0.04	0.85	10.54	0.76	9.50
MYST Mystic Financial, Inc. of MA(7)	40.75	63.81	0.82	17.72	NM	229.97	14.52	229.97	NM	0.46	1.13	56.10	439	6.32	0.13	0.38	6.10	0.29	4.76
WFD Westfield Finl MHC of MA(46.5)	25.80	125.83	0.56	11.69	NM	220.70	32.41	220.70	NM	0.40	1.55	34.92	794	14.68	0.31	0.79	5.17	0.70	4.60
WRO Woronoco Bancorp, Inc. of MA	35.15	128.93	1.50	22.16	22.53	158.62	14.35	165.18	23.43	0.81	2.30	54.00	898	9.05	0.05	0.68	7.20	0.66	6.92

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of November 26, 2004

Financial Institution	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
	Price/ Share(1)	Market Value	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies	22.72	395.74	1.02	14.19	18.47	164.76	17.74	180.03	19.81	0.47	2.06	34.86	2,524	10.80	0.54	0.79	8.38	0.71	7.27
Special Selection Grouping(8)	29.02	98.58	1.54	17.80	17.71	171.47	17.66	183.70	18.51	0.62	2.00	36.58	681	10.15	0.14	0.77	8.29	0.86	9.13
Comparable Group																			
Special Comparative Group(8)																			
CEBK Central Bncrp of Somerville MA	30.85	49.02	1.14	26.83	23.37	114.98	9.64	121.31	27.06	0.48	1.56	42.11	508	8.39	NA	0.43	4.91	0.37	4.24
HIFS Hingham Inst. for Sav. of MA	42.41	88.26	2.76	21.04	15.26	201.57	16.68	201.57	15.37	0.76	1.79	27.54	529	8.27	0.10	1.16	13.82	1.15	13.72
LSBX LSB Corp of No. Andover MA	19.20	82.94	2.03	13.31	13.52	144.25	16.56	144.25	9.46	0.52	2.71	25.62	501	11.48	0.05	1.30	11.02	1.86	15.76
MASB MassBank Corp. of Reading MA	37.50	165.04	1.42	25.13	22.59	149.22	16.87	150.72	26.41	1.00	2.67	70.42	978	11.31	0.02	0.73	6.61	0.63	5.65
NHTB NH Thrift Bancshares of NH	28.73	59.84	2.32	20.61	11.63	139.40	10.04	194.25	12.38	0.90	3.13	38.79	596	7.20	0.14	0.92	12.69	0.86	11.92
NMIL Newmil Bancorp, Inc. of CT	29.40	123.48	1.90	13.11	15.08	224.26	16.91	264.15	15.47	0.68	2.31	35.79	730	7.54	0.16	1.15	15.35	1.12	14.96
SIFI SI Fin Gp Inc MHC of CT (42.0)	12.10	63.85	0.20	6.36	NM	190.25	25.50	191.15	NM	0.00	0.00	0.00	596	13.40	0.27	-0.22	-2.20	0.44	4.40
WFD Westfield Finl MHC of MA(46.5)	25.80	125.83	0.56	11.69	NM	220.70	32.41	220.70	NM	0.40	1.55	34.92	794	14.68	0.31	0.79	5.17	0.70	4.60
WRO Woronoco Bancorp, Inc. of MA	35.15	128.93	1.50	22.16	22.53	158.62	14.35	165.18	23.43	0.81	2.30	54.00	898	9.05	0.05	0.68	7.20	0.66	6.92

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes New England Companies; Assets $500 Million-$1 Billion;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(163)	22.84	17,854	411.1	25.44	18.98	22.62	1.00	4.28	3.04	1.27	1.11	14.95	13.66	165.45
SAIF-Insured Thrifts(144)	22.41	15,804	380.9	24.92	18.59	22.20	0.93	4.40	3.14	1.25	1.07	14.94	13.64	166.25
BIF-Insured Thrifts(19)	26.02	32,772	631.3	29.18	21.79	25.66	1.47	3.41	2.35	1.48	1.44	15.03	13.80	159.66
NYSE Traded Companies(12)	33.32	91,571	2,363.4	36.91	26.90	32.86	1.15	2.98	5.46	2.34	1.88	18.76	16.21	248.51
AMEX Traded Companies(10)	24.53	4,366	98.8	27.44	20.53	24.47	0.72	11.49	6.73	1.21	1.15	16.59	16.04	194.15
NASDAQ Listed OTC Companies(141)	21.76	11,833	248.9	24.24	18.15	21.55	1.00	3.95	2.59	1.18	1.04	14.49	13.27	155.94
California Companies(12)	32.45	23,977	856.8	34.48	25.03	32.09	0.65	18.27	18.91	2.20	1.56	17.81	16.94	243.28
Florida Companies(8)	27.19	20,634	536.5	28.79	19.57	27.25	-0.04	24.30	22.58	1.29	1.28	11.47	11.05	155.66
Mid-Atlantic Companies(40)	22.07	36,591	793.4	25.11	18.09	21.76	1.10	0.30	-0.95	1.20	1.07	13.23	11.50	159.54
Mid-West Companies(64)	20.95	7,738	168.9	23.74	18.01	20.78	0.92	0.96	-0.06	1.19	1.04	15.57	14.38	159.02
New England Companies(13)	27.98	18,477	324.9	31.48	24.31	28.09	-0.16	8.19	3.36	1.47	1.47	17.73	16.32	184.63
North-West Companies(8)	25.68	17,084	473.8	26.69	20.98	25.30	1.58	8.63	9.93	1.45	1.36	15.61	13.68	153.57
South-East Companies(14)	19.13	7,794	121.5	21.11	16.45	18.70	2.34	-1.77	-1.25	0.82	0.59	14.14	13.52	133.21
South-West Companies(3)	16.05	11,351	202.4	17.72	13.67	15.72	1.92	14.61	-3.11	0.74	0.44	12.78	9.09	174.35
Western Companies (Excl CA)(1)	12.25	6,520	79.9	13.91	8.91	12.25	0.00	34.91	32.43	2.04	3.91	12.59	12.59	287.93
Thrift Strategy(153)	22.41	15,217	347.5	25.09	18.73	22.21	0.93	3.62	2.51	1.24	1.09	14.90	13.68	162.97
Mortgage Banker Strategy(7)	27.95	83,441	1,954.9	28.93	21.95	27.57	1.28	13.26	10.75	1.82	1.43	15.06	11.81	202.86
Real Estate Strategy(2)	14.33	7,031	100.8	16.34	11.65	13.80	3.84	4.75	-2.18	0.75	0.52	9.09	9.09	110.10
Diversified Strategy(1)	61.67	7,036	433.9	61.88	43.07	58.63	5.19	42.23	37.50	3.64	3.49	26.91	26.76	346.24
Companies Issuing Dividends(149)	22.97	18,373	418.0	25.56	19.21	22.74	1.03	3.72	2.68	1.29	1.15	15.11	13.84	162.90
Companies Without Dividends(13)	21.26	11,341	325.3	23.88	16.11	21.05	0.53	11.28	7.65	1.01	0.71	12.89	11.42	197.50
Equity/Assets <6%(13)	21.20	12,642	311.7	23.81	16.90	21.35	-0.66	9.54	9.10	1.48	1.21	12.07	11.68	230.45
Equity/Assets 6-12%(110)	24.82	14,031	363.2	27.48	20.58	24.55	0.99	4.96	2.89	1.45	1.25	15.64	14.48	184.73
Equity/Assets >12%(40)	18.11	29,425	566.2	20.52	15.37	17.90	1.49	0.94	1.70	0.74	0.74	13.97	12.06	95.89
Actively Traded Companies(13)	29.52	43,467	1,113.3	32.20	24.73	29.21	1.09	3.19	3.17	1.76	1.72	17.64	15.34	199.08
Market Value Below $20 Million(12)	12.96	1,488	15.8	17.16	11.72	13.07	-0.19	-10.99	-12.72	0.29	-0.19	11.71	11.41	140.78
Holding Company Structure(158)	22.83	18,377	423.5	25.36	18.94	22.61	1.01	4.23	3.00	1.28	1.13	14.98	13.65	165.13
Assets Over $1 Billion(59)	26.02	42,825	1,003.0	28.14	20.76	25.61	1.62	8.46	7.81	1.51	1.32	14.50	12.44	172.36
Assets $500 Million-$1 Billion(43)	23.33	4,885	102.1	25.61	19.43	23.10	0.98	5.03	3.07	1.39	1.25	15.33	14.15	180.09
Assets $250-$500 Million(30)	21.37	2,335	45.9	24.52	18.90	21.30	0.12	0.28	-1.61	1.30	1.12	16.62	15.64	176.63
Assets less than $250 Million(31)	17.14	1,560	25.2	20.65	14.87	17.14	0.55	-1.66	-2.37	0.61	0.50	13.83	13.61	120.34
Goodwill Companies(110)	24.26	22,156	528.1	26.71	20.01	23.96	1.22	5.30	3.66	1.37	1.16	15.43	13.59	173.73
Non-Goodwill Companies(52)	19.69	6,194	117.0	22.64	16.72	19.65	0.44	2.07	1.75	1.08	1.01	13.95	13.95	148.66
Acquirors of FSLIC Cases(5)	27.88	30,118	981.4	31.71	23.52	27.62	0.33	-2.64	-3.65	1.05	0.74	18.37	17.27	239.83

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2004

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(22)	21.89	25,592	291.4	24.39	17.07	21.58	1.78	17.76	16.48	0.45	0.39	9.04	8.55	77.02
SAIF-Insured Thrifts(16)	19.90	16,233	130.6	22.28	16.00	19.55	1.84	16.86	16.21	0.29	0.31	8.92	8.44	73.04
BIF-Insured Thrifts(6)	27.20	50,551	720.4	29.99	19.94	27.01	1.62	20.14	17.20	0.87	0.61	9.37	8.86	87.63
AMEX Traded Companies(2)	21.03	6,130	70.8	21.06	14.16	20.61	1.66	22.14	23.74	0.50	0.46	9.75	9.75	61.28
NASDAQ Listed OTC Companies(20)	21.97	27,539	313.5	24.72	17.36	21.68	1.80	17.32	15.75	0.44	0.38	8.97	8.43	78.60
California Companies(1)	15.25	14,549	86.7	15.62	10.47	15.05	1.33	52.50	52.50	0.30	0.28	6.23	5.92	41.69
Mid-Atlantic Companies(10)	23.20	29,372	342.9	27.14	18.96	23.21	0.43	6.06	5.40	0.66	0.62	8.94	8.22	91.78
Mid-West Companies(4)	19.94	22,446	214.7	22.06	15.91	19.55	1.46	18.74	16.83	-0.12	-0.10	9.72	9.33	77.61
New England Companies(5)	20.10	26,157	362.4	21.19	13.86	19.44	3.93	28.31	28.43	0.53	0.39	8.92	8.68	65.38
South-East Companies(2)	27.03	17,099	112.4	27.68	21.27	26.14	4.08	30.50	23.26	0.38	0.26	9.90	9.66	48.81
Thrift Strategy(21)	21.04	22,349	231.7	23.43	16.87	20.77	1.75	14.66	13.33	0.37	0.37	8.87	8.42	75.33
Diversified Strategy(1)	39.62	93,700	1,546.2	44.48	21.27	38.67	2.46	82.83	82.58	2.02	0.78	12.64	11.46	112.50
Companies Issuing Dividends(18)	24.02	28,965	343.8	27.03	18.50	23.77	1.11	16.56	15.00	0.53	0.43	9.56	8.98	84.24
Companies Without Dividends(4)	12.31	10,415	55.6	12.49	10.65	11.75	4.83	23.13	23.13	0.09	0.21	6.70	6.64	44.52
Equity/Assets <6%(1)	16.98	5,899	36.4	22.68	13.15	16.70	1.68	-4.87	-8.46	0.11	0.10	6.84	6.38	127.13
Equity/Assets 6-12%(8)	29.93	51,617	681.0	33.58	23.04	29.33	1.84	15.65	14.44	0.76	0.57	10.92	9.96	120.52
Equity/Assets >12%(13)	17.32	11,092	71.3	18.86	13.70	17.19	1.76	20.79	19.65	0.28	0.31	8.06	7.86	46.40
Holding Company Structure(19)	21.79	22,329	242.4	24.32	17.54	21.56	1.39	12.06	10.59	0.39	0.39	9.13	8.64	79.73
Assets Over $1 Billion(5)	36.00	84,537	1,101.6	38.42	26.58	34.90	3.11	26.54	21.74	0.65	0.37	11.11	10.19	102.47
Assets $500 Million-$1 Billion(6)	16.15	14,678	94.8	17.48	12.17	15.60	3.74	24.01	23.55	0.24	0.26	7.38	7.21	60.75
Assets $250-$500 Million(9)	19.29	5,120	32.5	23.16	16.35	19.53	0.14	3.31	2.91	0.48	0.49	9.12	8.54	82.26
Assets less than $250 Million(2)	15.50	3,102	20.9	15.58	11.25	15.50	0.00	42.03	43.19	0.43	0.42	8.53	8.53	38.63
Goodwill Companies(11)	20.17	20,885	233.5	22.44	14.99	19.79	1.73	20.41	18.67	0.50	0.39	8.74	7.76	82.70
Non-Goodwill Companies(11)	23.60	30,300	349.4	26.34	19.15	23.38	1.84	15.10	14.30	0.40	0.40	9.34	9.34	71.34
MHC Institutions(22)	21.89	25,592	291.4	24.39	17.07	21.58	1.78	17.76	16.48	0.45	0.39	9.04	8.55	77.02
MHC Converted Last 3 Months(4)	12.31	10,415	55.6	12.49	10.65	11.75	4.83	23.13	23.13	0.09	0.21	6.70	6.64	44.52

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2004

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	40.95	74,960	3,069.6	42.55	33.26	39.97	2.45	8.88	10.08	2.89	2.88	18.49	16.02	303.83
BBX	BankAtlantic Bancorp of FL	18.62	59,874	1,114.9	19.75	13.70	18.38	1.31	-1.90	-2.00	1.19	1.38	7.67	6.22	94.84
CFB	Commercial Federal Corp. of NE	29.06	39,353	1,143.6	29.53	24.22	28.82	0.83	7.55	8.80	2.01	1.92	19.51	15.04	290.11
DSL	Downey Financial Corp. of CA	56.92	27,854	1,585.4	58.35	46.40	56.00	1.64	17.48	15.46	3.05	2.72	34.67	34.55	561.48
FED	FirstFed Financial Corp. of CA	52.05	16,433	855.3	52.85	38.16	50.88	2.30	7.30	19.66	3.93	3.71	27.88	27.53	391.81
FBC	Flagstar Bancorp, Inc. of MI	21.94	61,338	1,345.8	28.11	18.00	22.44	-2.23	-3.77	2.43	2.52	1.60	11.92	11.92	208.40
NDE	IndyMac Bancorp, Inc. of CA	32.61	61,920	2,019.2	38.10	27.20	32.17	1.37	8.88	9.47	2.85	-1.44	19.64	18.35	260.66
NYB	New York Community Bcrp of NY*	19.35	265,090	5,129.5	35.57	17.59	19.26	0.47	-33.23	-32.20	1.45	1.94	11.87	4.17	89.12
PFB	PFF Bancorp, Inc. of Pomona CA	44.09	16,702	736.4	45.00	33.93	43.49	1.38	18.39	21.53	2.75	2.49	19.78	19.71	238.57
PFS	Provident Fin. Serv. Inc of NJ*	19.35	74,851	1,448.4	21.55	15.91	18.93	2.22	-6.11	2.38	0.54	0.51	15.16	9.30	87.37
SOV	Sovereign Bancorp, Inc. of PA	22.07	348,608	7,693.8	24.75	19.31	21.99	0.36	-3.07	-7.07	1.23	1.17	13.81	6.91	159.94
WES	Westcorp of Irvine CA	42.77	51,873	2,218.6	46.80	35.07	42.04	1.74	15.35	17.02	3.69	3.69	24.77	24.76	295.95
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	36.20	5,874	212.6	39.20	32.46	36.96	-2.06	6.94	0.00	1.86	1.78	21.87	20.89	223.10
BFD	BostonFed Bancorp, Inc. of MA(8)	44.13	4,740	209.2	44.51	29.20	44.12	0.02	35.99	26.45	0.75	-0.35	20.82	17.34	355.12
CNY	Carver Bancorp, Inc. of NY	19.07	2,295	43.8	26.50	17.85	18.80	1.44	-16.72	-24.92	1.51	2.43	18.74	18.74	252.91
EFC	EFC Bancorp, Inc of Elgin IL	25.51	4,690	119.6	28.49	21.61	25.80	-1.12	13.08	6.74	1.38	1.39	17.74	17.74	213.01
FDT	Federal Trust Corp of FL	10.15	8,062	81.8	10.75	6.90	10.16	-0.10	28.48	26.88	0.41	0.37	4.82	4.82	67.70
GOV	Gouverneur Bcp MHC of NY(42.5)	16.25	2,283	15.8	16.25	11.50	16.25	0.00	36.55	38.89	0.36	0.35	7.82	7.82	42.94
SZB	SouthFirst Bancshares of AL	15.50	719	11.1	18.75	14.85	14.85	4.38	-7.46	-10.40	-0.90	-1.76	14.16	13.40	193.02
TSH	Teche Hlding Cp of N Iberia LA	41.25	2,271	93.7	41.75	34.10	40.25	2.48	13.95	13.70	2.61	2.54	26.55	24.78	287.55
WSB	Washington SB, FSB of Bowie MD	13.40	7,346	98.4	13.60	8.75	13.01	3.00	38.00	44.86	1.21	0.94	6.64	6.64	70.99
WFD	Westfield Finl MHC of MA(46.5)*	25.80	9,976	125.8	25.86	16.81	24.97	3.32	7.72	8.59	0.63	0.56	11.69	11.69	79.61
WFI	Winton Financial Corp. of OH(8)	22.48	4,746	106.7	22.48	12.70	22.19	1.31	68.39	70.82	1.00	0.89	10.20	10.19	116.28
WRO	Woronoco Bancorp, Inc. of MA	35.15	3,668	128.9	40.50	27.75	35.95	-2.23	15.63	-3.03	1.56	1.50	22.16	21.28	244.95
NASDAQ Listed OTC Companies															
FIPG	1st Independence Fin Grp of KY	18.86	1,223	23.1	25.00	17.32	19.50	-3.28	-14.27	-17.17	-0.89	-0.99	16.77	16.30	147.54
AMFC	AMB Fin. Corp. of Munster IN	14.50	981	14.2	19.36	13.12	14.50	0.00	-10.44	1.05	0.98	1.04	13.41	13.41	157.36
ASBP	ASB Financial Corp. of OH	21.12	1,661	35.1	29.24	21.05	22.00	-4.00	-12.00	-6.38	1.21	1.22	10.49	10.49	100.16
AABC	Access Anytime Bancorp of NM	14.00	1,476	20.7	14.74	13.00	14.00	0.00	4.40	-1.48	0.72	0.25	13.22	8.68	192.81
AFBC	Advance Fin. Bancorp of WV(8)	25.81	1,398	36.1	26.75	17.00	25.82	-0.04	35.20	41.58	1.78	1.45	15.54	11.09	229.71
ALLB	Alliance Bank MHC of PA (20.0)	30.50	3,441	21.0	40.50	26.45	30.50	0.00	1.67	8.93	0.69	0.69	10.42	10.42	110.95
ASBI	Ameriana Bancorp of IN	15.12	3,150	47.6	18.00	14.07	15.10	0.13	0.80	4.28	0.61	0.54	12.42	12.24	137.79
ABCW	Anchor BanCorp Wisconsin of WI	28.85	23,029	664.4	29.40	23.94	28.15	2.49	13.72	15.86	1.88	1.24	13.74	12.84	169.97
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	14.15	14,548	82.3	14.35	11.37	13.42	5.44	41.50	41.50	0.36	0.25	6.52	6.34	43.27
ALFC	Atlantic Liberty Fincl of NY	19.21	1,681	32.3	20.90	16.48	20.10	-4.43	1.75	-1.74	1.09	1.41	16.20	16.20	109.85
BCSB	BCSB Bankcorp MHC of MD (36.4)	16.98	5,899	36.4	22.68	13.15	16.70	1.68	-4.87	-8.46	0.11	0.10	6.84	6.38	127.13
BFCF	BFC Financial Corp. of FL(8)	11.68	21,293	248.7	14.00	8.45	11.07	5.51	38.22	30.94	0.00	0.00	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI	12.22	78,410	958.2	12.60	9.65	12.10	0.99	5.25	7.29	0.34	0.34	9.24	8.51	40.49
BKUNA	BankUnited Fin. Corp. of FL	29.98	30,059	901.2	31.98	24.18	30.50	-1.70	18.45	16.25	1.67	1.63	16.19	15.24	289.78
BRBI	Blue River Bancshares of IN	5.35	3,406	18.2	7.00	5.15	5.37	-0.37	-4.46	-14.26	0.06	0.05	4.77	3.73	62.73
BYFC	Broadway Financial Corp. of CA	12.60	1,519	19.1	15.00	11.01	13.17	-4.33	-7.69	-3.08	1.09	0.99	8.68	8.68	175.94
BRKL	Brookline Bancorp, Inc. of MA*	15.98	58,825	940.0	16.25	13.75	15.70	1.78	6.53	4.17	0.29	0.25	9.95	9.95	27.93
CITZ	CFS Bancorp, Inc of Munster IN	13.80	12,310	169.9	15.20	12.44	13.54	1.92	-2.54	-6.76	-0.05	-0.11	12.38	12.26	116.16
CKFB	CKF Bancorp of Danville KY	18.00	1,466	26.4	20.00	15.01	17.99	0.06	13.35	7.46	1.20	1.20	10.95	10.20	104.39
CAFI	Camco Fin Corp of Cambridge OH	15.30	7,641	116.9	18.00	12.63	15.17	0.86	-12.92	-11.71	0.60	0.50	12.70	11.78	148.42
CFFN	Capitol Fd Fn MHC of KS (29.2)	35.59	73,991	765.1	39.58	29.27	34.26	3.88	2.36	-1.33	-1.44	-1.44	11.25	11.25	115.43
CEBK	Central Bncrp of Somerville MA*	30.85	1,589	49.0	38.00	26.00	31.78	-2.93	-13.87	-15.50	1.32	1.14	26.83	25.43	319.91
GCFC	Central Federal Corp. of OH	12.50	2,062	25.8	18.00	10.95	11.20	11.61	-16.94	-22.31	-0.90	-0.95	9.05	9.05	62.54
CHFN	Charter Fincl MHC of GA (18.4)	39.91	19,650	142.5	41.00	31.17	38.85	2.73	19.49	5.03	0.39	0.27	13.28	12.98	54.34
CHEV	Cheviot Fin Cp MHC of OH(45.0)	11.50	9,919	51.3	13.75	10.17	11.28	1.95	15.00	15.00	0.08	0.21	7.77	7.77	27.74
CTZN	Citizens First Bancorp of MI	25.65	8,271	212.2	26.00	20.53	24.10	6.43	7.50	12.50	1.08	1.04	19.56	17.90	163.11
CFSB	Citizens First Fin Corp. of IL(8)	32.60	1,499	48.9	33.49	20.00	32.55	0.15	19.63	27.84	1.13	1.00	22.82	22.82	218.21
CSBC	Citizens South Banking of NC	12.95	7,452	96.5	14.80	12.40	12.95	0.00	-11.90	-7.17	0.40	0.28	9.63	8.61	67.17
CSBK	Clifton Svg Bp MHC of NJ(45.0)	12.62	30,530	173.4	14.25	10.50	11.58	8.98	26.20	26.20	0.14	0.14	6.61	6.61	25.37
CFCP	Coastal Fin. Corp. of SC	15.11	15,893	240.1	15.82	11.82	14.50	4.21	7.85	3.49	0.87	0.83	4.92	4.92	80.53
CCBI	Commercial Capital Bcrp of CA	23.00	54,362	1,250.3	24.99	14.70	23.00	0.00	52.52	43.21	0.78	0.75	11.20	4.51	91.36
CFFC	Community Fin. Corp. of VA	21.99	2,079	45.7	24.70	18.20	21.28	3.34	16.29	11.34	1.72	1.72	14.45	14.44	175.63
CIBI	Community Inv. Bncp, Inc of OH	14.77	1,079	15.9	17.00	13.00	14.70	0.48	6.64	-1.34	0.78	0.73	12.38	12.38	113.41

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
DCOM	Dime Community Bancshars of NY*	17.87	37,350	667.4	21.51	15.52	17.19	3.96	-13.46	-12.87	1.23	1.18	7.51	6.01	91.44
ESBF	ESB Financial Corp. of PA	15.00	10,710	160.7	16.73	10.63	15.45	-2.91	-7.41	-6.83	0.91	0.84	9.13	8.43	129.66
ESBK	Elmira Svgs Bank, FSB of NY*	30.70	986	30.3	33.35	26.86	30.30	1.32	10.75	8.06	2.61	2.11	22.28	21.79	322.05
FFDF	FFD Financial Corp of Dover OH	15.25	1,188	18.1	16.50	13.00	15.35	-0.65	1.19	3.39	0.58	0.38	14.09	14.09	114.39
FFLC	FFLC Bancorp of Leesburg FL	32.11	5,405	173.6	35.00	24.26	32.99	-2.67	8.85	11.69	1.76	1.69	15.28	15.28	192.36
FFWC	FFW Corporation of Wabash IN	23.50	1,285	30.2	26.12	20.14	23.50	0.00	4.68	6.82	1.90	1.81	18.49	17.74	191.37
FMCO	FMS Fin Corp. of Burlington NJ	18.00	6,501	117.0	20.50	15.15	17.98	0.11	-4.76	0.00	1.36	1.32	10.57	10.14	189.40
FSBI	Fidelity Bancorp, Inc. of PA	23.75	2,673	63.5	24.35	19.75	24.00	-1.04	8.20	1.11	1.62	1.45	15.74	14.67	234.84
FFFL	Fidelity Bankshares, Inc of FL	40.46	15,132	612.2	43.05	27.66	41.30	-2.03	44.81	28.85	1.39	1.46	13.36	13.19	227.63
FFED	Fidelity Fed. Bancorp of IN(8)	1.77	11,000	19.5	2.55	1.32	1.76	0.57	7.27	12.03	0.03	0.01	1.47	1.47	18.35
FBTC	First BancTrust Corp of IL	12.25	2,500	30.6	13.75	11.05	12.25	0.00	-1.84	0.99	0.52	0.42	10.89	10.89	89.87
FBEI	First Bancorp of Indiana of IN	19.70	1,609	31.7	23.40	19.05	19.90	-1.01	-4.46	-1.84	0.19	-0.07	18.00	16.75	164.12
FBSI	First Bancshares, Inc. of MO	19.70	1,614	31.8	22.15	18.25	19.70	0.00	-3.24	-6.19	1.92	1.85	17.60	17.31	162.19
FCAP	First Capital, Inc. of IN	21.00	2,816	59.1	25.00	19.55	20.80	0.96	1.06	0.00	1.23	1.22	15.97	13.86	150.65
FCFL	First Community Bk Corp of FL	24.55	2,115	51.9	26.19	14.30	24.50	0.20	58.39	60.46	0.90	0.86	10.94	10.74	106.85
FDEF	First Defiance Fin. Corp of OH	27.47	6,286	172.7	29.00	22.01	27.48	-0.04	-1.89	6.06	1.61	1.41	19.95	16.94	175.37
FFFS	First Fed Serv MHC of IL(45.0)	14.75	3,920	26.0	14.90	11.00	14.75	0.00	47.50	47.50	0.49	0.49	9.24	9.24	34.31
FFBH	First Fed. Bancshares of AR	21.78	5,134	111.8	22.17	18.00	22.00	-1.00	13.67	6.24	1.46	1.38	14.58	14.58	141.48
FFBI	First Federal Bancshares of IL	23.01	1,317	30.3	36.00	20.10	23.01	0.00	-33.84	-34.63	1.35	1.10	18.00	16.79	239.00
FFSX	First Federal Bankshares of IA	23.48	3,700	86.9	25.24	20.00	23.10	1.65	-3.53	-4.79	1.69	1.81	19.59	14.55	154.16
FFBZ	First Federal Bncrp, Inc of OH(8)	13.20	3,386	44.7	15.00	8.06	13.20	0.00	47.98	45.53	0.49	0.44	6.98	6.98	76.31
FFCH	First Fin. Holdings Inc. of SC	32.07	12,303	394.6	33.14	25.75	31.45	1.97	-0.40	2.56	2.00	1.87	13.43	11.60	198.51
FFHS	First Franklin Corp. of OH	19.50	1,646	32.1	22.00	16.41	20.80	-6.25	9.80	8.51	0.69	0.41	14.32	14.32	165.72
FKFS	First Keystone Fin., Inc of PA	22.99	1,926	44.3	29.00	21.40	22.99	0.00	-16.25	-15.79	1.35	0.70	14.63	14.63	293.33
CASH	First Midwest Fin., Inc. of IA	25.90	2,491	64.5	26.00	20.26	25.49	1.61	17.14	19.91	1.70	1.92	17.99	16.63	304.11
FMSB	First Mutual Bncshrs Inc of WA*	25.00	5,285	132.1	26.45	20.45	24.70	1.21	12.16	12.26	1.71	1.51	10.97	10.97	186.03
FNFG	First Niagara Fin. Group of NY*	14.25	83,551	1,190.6	15.78	11.49	13.97	2.00	-4.68	-4.81	0.43	0.42	8.72	7.34	42.96
FNFI	First Niles Fin., Inc. of OH	17.30	1,385	24.0	20.70	16.51	19.01	-9.00	-1.14	-2.54	0.75	0.63	11.12	11.12	70.23
FPTB	First PacTrust Bancorp of CA	26.30	4,645	122.2	27.90	19.53	26.11	0.73	21.03	17.83	1.10	1.09	16.87	16.87	145.22
FPFC	First Place Fin. Corp. of OH	21.80	14,986	326.7	21.95	16.44	20.52	6.24	17.33	11.62	0.96	0.79	15.07	10.18	152.16
FBNW	FirstBank NW Corp. of WA	29.24	2,962	86.6	31.05	24.50	29.25	-0.03	-3.78	-3.66	2.05	1.71	23.69	16.89	248.24
FFIC	Flushing Fin. Corp. of NY*	20.73	19,183	397.7	21.44	16.35	20.32	2.02	12.72	13.40	1.22	1.21	8.16	7.95	106.24
FKKY	Frankfort First Bancorp of KY(8)	24.99	1,267	31.7	26.36	20.00	24.28	2.92	19.91	20.14	0.75	0.75	13.82	13.82	109.01
FBTX	Franklin Bank Corp of TX	18.10	21,225	384.2	20.70	14.33	17.43	3.84	24.83	-4.74	0.75	0.62	12.33	9.50	155.88
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	20.25	1,147	23.2	25.98	19.00	20.25	0.00	4.54	-7.49	1.30	1.36	16.48	16.48	198.72
GSLA	GS Financial Corp. of LA	18.83	1,150	21.7	20.00	17.73	18.83	0.00	0.11	-3.14	0.53	0.65	25.15	25.15	180.17
GTPS	Great American Bancorp of IL	25.50	735	18.7	36.75	23.00	26.75	-4.67	-26.09	-27.16	1.68	1.67	23.59	22.93	212.94
PEDE	Great Pee Dee Bancorp of SC	15.25	1,814	27.7	18.00	14.99	15.25	0.00	-15.56	-13.35	0.69	0.63	14.36	13.78	86.19
GAFC	Greater Atlant. Fin Corp of VA	6.49	3,014	19.6	8.25	5.70	6.50	-0.15	-18.16	-20.37	-0.04	-3.12	6.38	5.95	167.36
GCBC	Green Co Bcrp MHC of NY (43.9)	32.90	2,056	29.7	36.00	28.16	32.90	0.00	-0.48	-0.90	1.47	1.49	15.06	15.06	138.46
HFFC	HF Financial Corp. of SD	18.93	3,545	67.1	18.99	14.05	18.07	4.76	16.92	15.78	1.51	1.33	15.02	13.63	241.81
HMNF	HMN Financial, Inc. of MN	31.00	4,437	137.5	31.34	22.98	31.20	-0.64	25.97	27.62	2.10	1.81	18.66	17.72	215.31
HARB	Harbor Florida Bancshrs of FL	34.48	23,789	820.2	34.79	26.02	32.93	4.71	13.05	15.94	1.72	1.60	12.05	11.88	110.43
HARL	Harleysville Svgs Fin Cp of PA	29.90	2,299	68.7	34.50	25.75	29.50	1.36	2.05	0.00	2.11	2.02	19.27	19.27	312.41
HWFG	Harrington West Fncl Grp of CA	17.59	5,279	92.9	19.70	13.16	17.55	0.23	28.11	27.19	1.52	1.43	9.53	8.59	205.05
HIFS	Hingham Inst. for Sav. of MA*	42.41	2,081	88.3	44.97	39.00	40.75	4.07	2.19	2.09	2.78	2.76	21.04	21.04	254.29
HCFC	Home City Fin. Corp. of OH	15.19	824	12.5	18.25	14.55	15.19	0.00	-12.04	-11.94	0.79	0.78	15.03	14.67	185.99
HWEN	Home Financial Bancorp of IN	6.00	1,356	8.1	6.40	4.79	5.68	5.63	0.50	-4.91	0.27	0.35	5.26	5.26	46.77
HLFC	Home Loan Financial Corp of OH	21.00	1,689	35.5	21.40	18.25	20.15	4.22	6.33	9.09	1.01	0.93	13.40	13.40	94.95
HFBC	HopFed Bancorp, Inc. of KY	17.00	3,639	61.9	18.50	16.03	17.08	-0.47	-2.63	-1.39	1.10	1.01	13.47	11.95	157.48
HRZB	Horizon Financial Corp. of WA*	20.20	10,168	205.4	22.56	16.73	19.11	5.70	13.23	15.36	1.26	1.12	10.54	10.49	87.38
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	39.49	186,013	2,550.3	40.38	31.40	37.91	4.17	10.46	3.43	1.23	1.19	7.29	7.29	103.87
HRBT	Hudson River Bancorp Inc of NY(8)	19.95	30,446	607.4	21.44	16.44	19.59	1.84	13.93	2.20	1.08	1.11	9.69	7.39	83.40
ICBC	Independence Comm Bnk Cp of NY	40.57	84,544	3,430.0	41.58	34.30	40.15	1.05	10.36	12.79	2.32	2.30	26.54	12.03	208.55
IFSB	Independence FSB of DC	11.43	1,552	17.7	25.49	10.76	11.71	-2.39	-42.85	-50.86	-2.12	-3.19	11.03	11.03	118.63
JXSB	Jcksnville Bcp MHC of IL(46.8)	17.90	1,953	16.3	20.00	13.20	17.90	0.00	10.09	6.17	0.41	0.36	10.62	9.07	132.98
JFBI	Jefferson Bancshares Inc of TN	13.39	8,072	108.1	15.00	11.30	13.22	1.29	-10.67	-2.97	0.49	0.49	11.26	11.26	38.21
KFED	K-Fed Bancorp of CA MHC (39.1)	15.25	14,549	86.7	15.62	10.47	15.05	1.33	52.50	52.50	0.30	0.28	6.23	5.92	41.69
KNBT	KNBT Bancorp, Inc. of PA	17.11	30,625	524.0	17.99	14.17	17.07	0.23	1.42	-2.67	-0.01	0.46	12.60	11.14	74.85
LSBX	LSB Corp of No. Andover MA*	19.20	4,320	82.9	20.81	15.00	19.08	0.63	10.28	10.92	1.42	2.03	13.31	13.31	115.97
LSBI	LSB Fin. Corp. of Lafayette IN	26.50	1,435	38.0	27.62	20.95	25.85	2.51	-0.64	1.18	1.95	1.72	20.61	20.61	244.93
LARL	Laurel Capital Group Inc of PA	25.00	1,929	48.2	26.20	19.39	25.29	-1.15	22.85	1.01	0.87	0.86	14.06	12.16	155.20
LNCB	Lincoln Bancorp of IN	19.65	5,341	105.0	21.52	16.12	19.19	2.40	2.77	-1.50	0.70	0.71	18.96	13.72	155.19
MAFB	MAF Bancorp, Inc. of IL	44.83	32,650	1,463.7	45.15	39.27	44.30	1.20	2.56	6.99	3.08	2.89	28.60	20.21	285.48
MFBC	MFB Corp. of Mishawaka IN	30.00	1,329	39.9	35.00	27.56	30.00	0.00	-4.88	-1.51	2.02	1.30	26.87	26.87	322.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2004

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	Dec 31,	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
		Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	2000(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
MASB	MassBank Corp. of Reading MA*	37.50	4,401	165.0	44.27	32.05	38.41	-2.37	-8.49	-12.81	1.66	1.42	25.13	24.88	222.23
MTXC	Matrix Bancorp, Inc. of CO	12.25	6,520	79.9	13.91	8.91	12.25	0.00	34.91	32.43	2.04	3.91	12.59	12.59	287.93
MFLR	Mayflower Co-Op. Bank of MA*	17.60	2,051	36.1	21.00	14.50	18.23	-3.46	19.40	17.26	0.91	0.82	8.63	8.58	107.41
MCBF	Monarch Community Bncrp of MI	13.87	2,710	37.6	16.39	12.57	13.61	1.91	-13.26	-13.90	0.19	-0.07	15.50	11.59	107.72
MFSF	MutualFirst Fin. Inc. of IN	23.65	4,782	113.1	26.20	20.94	23.50	0.64	-8.62	-5.81	1.49	1.36	18.76	18.58	173.60
MYST	Mystic Financial, Inc. of MA(8)*	40.75	1,566	63.8	41.66	27.56	40.94	-0.46	47.91	34.80	1.05	0.82	17.72	17.72	280.60
NASB	NASB Fin, Inc. of Grandview MO	40.05	8,458	338.7	44.50	34.27	38.64	3.65	-0.74	-4.44	2.97	1.91	15.79	15.41	159.12
NHTB	NH Thrift Bancshares of NH	28.73	2,083	59.8	35.67	27.61	28.90	-0.59	-6.63	-15.13	2.47	2.32	20.61	14.79	286.15
NVSL	Naug Vlly Fin MHC of CT (45.0)	11.00	7,604	37.6	11.25	10.26	10.67	3.09	10.00	10.00	-0.13	0.17	6.73	6.70	43.35
NTBK	NetBank, Inc. of Alpharetta GA	10.08	46,747	471.2	14.83	8.99	10.02	0.60	-23.69	-24.49	0.53	-1.27	9.36	7.67	96.01
NABC	NewAlliance Bancshares of CT	14.78	114,159	1,687.3	15.72	12.92	14.19	4.16	47.80	47.80	-0.04	0.29	12.40	8.21	55.05
NMIL	Newmil Bancorp, Inc. of CT*	29.40	4,200	123.5	29.85	26.36	29.04	1.24	10.32	1.20	1.95	1.90	13.11	11.13	173.91
FFFD	North Central Bancshares of IA	38.50	1,547	59.6	39.25	34.90	37.50	2.67	-0.36	4.51	3.50	3.50	26.82	23.61	293.12
NEIB	Northeast Indiana Bncrp of IN	21.90	1,425	31.2	23.20	19.95	21.90	0.00	6.62	4.09	1.18	1.12	18.23	18.23	160.48
NEPF	Northeast PA Fin. Corp of PA	16.90	3,976	67.2	20.00	16.25	16.72	1.08	-13.33	-12.02	1.28	1.15	14.70	12.09	210.26
NWSB	Northwest Bcrp MHC of PA(41.4)	25.39	49,330	504.0	26.67	19.81	24.81	2.34	17.55	18.98	1.06	1.03	11.07	7.98	126.20
OCFC	OceanFirst Fin. Corp of NJ	24.91	13,131	327.1	28.00	21.30	24.70	0.85	-6.14	-8.25	1.32	0.82	10.42	10.32	144.04
ONFC	Oneida Fincl MHC of NY (42.4)	11.55	7,489	36.7	17.65	8.74	11.98	-3.59	-26.29	-21.64	0.44	0.38	6.91	5.13	57.05
PBNC	PFS Bancorp Inc. of Aurora IN	15.21	1,473	22.4	24.26	14.77	15.74	-3.37	-25.00	-22.60	0.58	0.58	18.43	18.43	84.71
PHSB	PHSB Financial Corp. of PA(8)	26.85	2,903	77.9	27.00	17.60	26.82	0.11	34.18	24.88	1.04	0.50	15.96	15.96	116.25
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	12.00	6,943	38.6	12.25	10.25	11.00	9.09	20.00	20.00	0.24	0.23	7.20	7.20	44.00
PVFC	PVF Capital Corp. of Solon OH	14.33	7,031	100.8	16.34	11.65	13.80	3.84	4.75	-2.18	0.75	0.52	9.09	9.09	110.10
PPBI	Pacific Premier Bncrp of CA(8)	13.86	5,259	72.9	15.25	9.13	12.24	13.24	53.66	24.98	1.17	1.35	8.13	8.13	92.82
PBCI	Pamrapo Bancorp, Inc. of NJ	23.68	4,975	117.8	29.60	19.45	23.51	0.72	-5.66	-6.59	1.65	1.65	10.89	10.89	129.83
PFED	Park Bancorp of Chicago IL	31.36	1,144	35.9	35.05	28.32	30.70	2.15	9.57	7.91	2.22	2.09	26.74	26.74	236.17
PVSA	Parkvale Financial Corp of PA	31.50	5,581	175.8	33.20	25.21	31.55	-0.16	13.31	17.32	1.83	1.76	19.03	17.05	287.09
PRTR	Partners Trust Fin. Grp. of NY	11.10	49,032	544.3	21.27	9.35	11.01	0.82	-23.71	-36.32	0.23	0.29	10.94	5.30	74.67
PBHC	Pathfinder BC MHC of NY (35.3)*	18.03	2,448	15.6	21.00	14.77	17.70	1.86	0.73	-2.33	0.62	0.43	8.97	7.12	123.79
PFSB	PennFed Fin. Services of NJ	17.08	13,778	235.3	18.48	13.90	16.68	2.40	7.02	1.97	0.91	0.90	8.92	8.85	142.42
PFDC	Peoples Bancorp of Auburn IN	21.00	3,371	70.8	28.00	21.00	21.95	-4.33	-16.00	-12.50	1.45	1.38	18.82	17.98	146.39
PBCT	Peoples Bank MHC of CT (41.7)*	39.62	93,700	1,546.2	44.48	21.27	38.67	2.46	82.83	82.58	2.02	0.78	12.64	11.46	112.50
PCBI	Peoples Community Bcrp. of OH	23.56	3,899	91.9	24.50	19.83	23.48	0.34	7.09	4.71	0.73	0.70	19.16	17.80	218.56
PSFC	Peoples Sidney Fin. Corp of OH	15.75	1,433	22.6	18.50	14.09	14.80	6.42	11.70	-0.82	0.68	0.68	12.16	12.16	94.75
PFSL	Pocahontas Bancorp, Inc. of AR	14.93	4,571	68.2	18.11	13.65	15.22	-1.91	4.11	-6.34	1.23	1.23	10.87	7.50	155.97
PBCP	Provident Bancorp, Inc. of NY	13.16	39,655	521.9	13.25	9.77	12.70	3.62	22.53	24.15	0.28	0.33	8.82	7.02	46.05
PROV	Provident Fin. Holdings of CA	29.21	6,993	204.3	29.58	22.00	29.11	0.34	30.81	20.80	2.41	0.75	16.03	16.01	206.83
PULB	Pulaski Fin Cp of St. Louis MO	19.75	5,485	108.3	20.44	14.40	19.75	0.00	23.51	17.00	1.07	0.47	7.47	7.37	116.19
RPFG	Ranier Pacific Fin Group of WA	17.89	8,102	144.9	18.35	15.22	17.78	0.62	9.75	12.37	-0.23	-0.23	12.96	12.94	92.31
RIVR	River Valley Bancorp of IN	23.50	1,608	37.8	30.25	20.50	22.29	5.43	1.38	-20.15	1.58	1.19	13.74	13.72	160.73
RVSB	Riverview Bancorp, Inc. of WA	21.64	4,800	103.9	22.30	19.26	21.32	1.50	0.00	1.79	1.51	1.53	14.10	12.05	109.47
ROME	Rome Bncp Inc MHC of NY (38.5)*	28.25	4,227	46.0	36.00	25.15	31.80	-11.16	-0.88	-9.05	0.50	0.44	8.42	8.42	62.03
SIFI	SI Fin Gp Inc MHC of CT (42.0)	12.10	12,564	63.9	12.10	10.70	11.90	1.68	21.00	21.00	-0.10	0.20	6.36	6.33	47.45
SVBI	Severn Bancorp, Inc. of MD	38.51	4,159	160.2	38.74	26.05	35.19	9.43	24.63	20.53	2.94	2.90	13.76	13.68	165.65
SFFS	Sound Fed Bancorp, Inc. of NY	15.20	12,578	191.2	17.35	12.51	15.05	1.00	-9.79	-2.50	0.49	0.50	10.29	9.18	76.75
SSFC	South Street Fin. Corp. of NC*	10.01	3,059	30.6	10.80	9.13	9.50	5.37	-5.48	-4.12	0.28	0.28	8.46	8.46	70.35
STSA	Sterling Financial Corp of WA	39.86	22,791	908.4	40.59	28.55	38.94	2.36	32.47	28.13	2.18	2.10	19.62	13.86	295.44
STBI	Sturgis Bancorp, Inc. of MI	14.82	2,730	40.5	15.87	12.26	15.00	-1.20	7.78	4.44	0.76	0.55	10.34	8.43	115.06
SYNF	Synergy Financial Group of NJ	11.39	12,452	141.8	11.50	9.00	11.07	2.89	9.00	13.33	0.32	0.32	8.49	8.43	67.28
THRD	TF Fin. Corp. of Newtown PA	32.95	2,908	95.8	35.47	26.30	32.56	1.20	-3.63	-3.65	2.23	2.23	20.01	18.43	216.46
TONE	TierOne Corp. of Lincoln NE	24.94	18,286	456.1	25.88	19.77	23.46	6.31	5.01	8.62	1.25	1.22	14.76	11.63	156.13
TSBK	Timberland Bancorp, Inc. of WA	24.75	3,882	96.1	25.00	21.00	24.80	-0.20	1.39	9.08	1.44	1.37	18.76	18.76	118.60
TRST	TrustCo Bank Corp NY of NY	13.99	74,143	1,037.3	14.25	11.80	13.55	3.25	-1.48	6.39	0.75	0.65	3.02	3.02	38.27
UCBC	Union Community Bancorp of IN	18.75	1,935	36.3	19.60	16.53	18.65	0.54	8.70	7.39	0.92	0.92	17.19	15.77	133.21
UCFC	United Community Fin. of OH	11.41	31,177	355.7	13.99	10.43	11.00	3.73	2.06	0.00	0.51	0.40	7.86	6.68	71.34
UPFC	United PanAm Fin. Corp of CA	19.85	16,164	320.9	21.00	14.20	19.50	1.79	8.83	18.93	1.01	0.98	6.82	6.82	103.23
UTBI	United Tenn. Bankshares of TN	20.71	1,197	24.8	20.71	15.75	18.25	13.48	12.86	28.00	1.72	1.66	14.92	14.30	102.57
WSFS	WSFS Financial Corp. of DE*	61.67	7,036	433.9	61.88	43.07	58.63	5.19	42.23	37.50	3.64	3.49	26.91	26.76	346.24
WVFC	WVS Financial Corp. of PA	17.27	2,446	42.2	19.98	16.00	17.75	-2.70	-0.75	-1.31	0.94	0.94	11.94	11.94	177.28
WFSL	Washington Federal, Inc. of WA	26.85	78,680	2,112.6	27.18	22.13	26.47	1.44	3.83	4.07	1.68	1.73	14.24	13.49	91.12
WAYN	Wayne Savings Bancshares of OH	16.78	3,692	62.0	21.00	14.79	16.50	1.70	7.77	-6.78	0.66	0.63	11.39	10.99	104.67
WYPT	Waypoint Financial Corp of PA(8)	27.78	33,456	929.4	28.35	21.00	27.79	-0.04	26.50	28.08	1.03	0.88	12.65	12.02	159.97
WEFC	Wells Fin. Corp. of Wells MN	33.00	1,163	38.4	34.79	22.16	33.24	-0.72	5.60	10.00	1.74	0.97	24.87	24.87	199.89
WGBC	Willow Grove Bancorp Inc of PA	18.09	9,750	176.4	18.78	14.85	18.06	0.17	6.47	1.86	0.65	0.59	10.71	10.62	100.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi-dend Yield	Payout Ratio(7)
			ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(144)	10.05	9.17	0.79	8.69	5.08	0.68	7.28	0.62	174.96	0.99	18.10	153.30	15.00	168.74	19.60	0.46	2.07	34.17
BIF-Insured Thrifts(19)	11.78	10.51	1.04	10.44	5.43	1.04	10.34	0.13	508.45	1.03	17.73	178.62	20.04	193.61	18.57	0.52	2.29	39.13
NYSE Traded Companies(12)	8.62	6.60	1.11	13.67	7.02	0.97	11.39	0.35	263.13	0.96	14.11	180.02	15.01	217.06	14.97	0.60	2.05	28.43
AMEX Traded Companies(10)	8.45	8.23	0.76	9.11	4.56	0.68	8.14	0.52	229.92	0.83	17.82	155.87	13.29	159.82	18.27	0.51	2.10	32.48
NASDAQ Listed OTC Companies(141)	10.53	9.65	0.79	8.45	4.98	0.71	7.28	0.59	202.88	1.01	18.46	154.20	15.81	168.45	19.98	0.45	2.10	35.69
California Companies(12)	7.75	6.99	1.04	13.58	6.79	0.78	10.07	0.19	430.66	1.31	16.30	188.80	14.66	190.73	18.26	0.45	1.50	22.03
Florida Companies(8)	7.97	7.64	0.99	12.14	4.80	0.98	12.11	0.28	262.82	0.82	21.86	237.44	19.09	248.91	22.30	0.27	0.94	20.33
Mid-Atlantic Companies(40)	9.67	8.19	0.84	9.73	4.70	0.78	7.97	0.31	240.18	1.07	17.52	165.86	16.24	191.67	18.78	0.45	2.04	38.11
Mid-West Companies(64)	10.49	9.74	0.74	7.55	5.25	0.64	6.46	0.92	106.65	0.91	18.41	137.06	14.04	149.50	20.30	0.51	2.44	39.71
New England Companies(13)	12.66	11.55	0.83	8.48	4.93	0.90	8.84	0.10	532.63	1.07	18.09	161.96	19.79	178.23	19.04	0.59	2.12	39.28
North-West Companies(8)	11.56	10.63	1.06	10.18	5.42	1.01	9.51	0.22	446.67	1.21	15.81	169.77	18.91	191.25	16.91	0.48	2.00	32.60
South-East Companies(14)	12.15	11.66	0.70	6.52	3.77	0.51	4.40	0.95	100.80	0.92	18.98	144.57	16.10	152.32	19.24	0.44	2.30	33.36
South-West Companies(3)	7.38	5.30	0.51	6.40	4.64	0.31	3.73	0.32	102.76	0.47	21.79	126.35	9.44	175.91	29.19	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.37	4.37	0.77	18.20	16.65	1.47	34.88	1.87	31.18	0.76	6.00	97.30	4.25	97.30	3.13	0.00	0.00	0.00
Thrift Strategy(153)	10.40	9.49	0.81	8.68	5.06	0.72	7.48	0.57	203.21	0.99	18.17	154.36	15.65	167.86	19.48	0.48	2.14	35.96
Mortgage Banker Strategy(7)	7.65	6.01	1.04	13.48	6.52	0.85	11.09	0.37	311.86	1.04	15.63	191.15	14.67	251.12	17.95	0.31	1.13	16.37
Real Estate Strategy(2)	8.26	8.26	0.72	8.45	5.23	0.50	5.86	1.45	40.14	0.70	19.11	157.65	13.02	157.65	27.56	0.30	2.09	40.00
Diversified Strategy(1)	7.77	7.73	1.12	13.59	5.90	1.08	13.03	0.20	495.41	1.60	16.94	229.17	17.81	230.46	17.67	0.24	0.39	6.59
Companies Issuing Dividends(149)	10.53	9.59	0.85	9.06	5.28	0.77	8.04	0.56	217.41	0.98	18.04	156.10	15.95	170.82	19.50	0.50	2.26	37.53
Companies Without Dividends(13)	6.91	6.13	0.44	6.99	3.20	0.21	2.85	0.55	112.72	1.20	18.25	159.82	11.32	181.66	18.93	0.00	0.00	0.00
Equity/Assets <6%(13)	5.21	5.05	0.69	12.63	7.33	0.51	8.71	0.43	215.20	0.76	14.50	172.74	9.26	178.38	16.45	0.32	1.42	21.19
Equity/Assets 6-12%(110)	8.71	8.09	0.84	9.77	5.44	0.72	8.30	0.60	198.27	1.01	17.51	163.51	14.24	178.47	19.06	0.50	2.07	32.72
Equity/Assets >12%(40)	15.81	13.84	0.80	5.55	3.66	0.81	5.65	0.49	241.43	1.01	21.53	133.05	21.05	150.80	22.24	0.43	2.35	48.30
Actively Traded Companies(13)	9.49	8.47	1.02	11.03	5.94	1.02	10.89	0.39	312.06	1.02	17.47	172.07	16.21	203.76	18.45	0.62	2.26	34.39
Market Value Below $20 Million(12)	8.65	8.39	0.20	2.14	1.54	-0.09	-3.39	0.99	63.41	0.72	18.32	111.91	9.62	116.50	16.46	0.26	1.73	30.76
Holding Company Structure(158)	10.33	9.37	0.82	8.92	5.23	0.74	7.76	0.57	209.27	1.00	18.17	155.91	15.66	171.67	19.58	0.47	2.10	34.94
Assets Over $1 Billion(59)	10.22	8.57	0.97	11.26	5.52	0.88	10.05	0.44	246.51	1.11	17.59	181.65	17.99	209.91	19.43	0.45	1.83	30.60
Assets $500 Million-$1 Billion(43)	9.10	8.45	0.85	9.66	5.70	0.75	7.93	0.42	277.90	0.96	17.82	157.30	14.13	169.18	18.78	0.50	2.08	37.68
Assets $250-$500 Million(30)	10.48	9.85	0.76	7.53	5.74	0.66	6.48	0.89	99.06	0.91	17.86	130.24	13.34	139.84	19.15	0.51	2.35	37.79
Assets less than $250 Million(31)	11.91	11.72	0.52	4.34	2.95	0.44	3.54	0.86	75.30	0.89	19.72	128.65	15.09	131.50	21.09	0.42	2.40	36.60
Goodwill Companies(110)	9.83	8.53	0.84	9.18	5.18	0.73	7.59	0.51	231.32	1.01	17.92	159.00	15.38	180.81	19.34	0.48	2.05	34.29
Non-Goodwill Companies(52)	11.05	11.05	0.76	8.33	5.04	0.70	7.84	0.70	152.08	0.95	17.97	150.07	15.76	150.07	19.38	0.44	2.20	34.97
Acquirors of FSLIC Cases(5)	9.37	8.86	0.36	3.51	0.80	0.17	1.25	0.69	89.48	0.80	18.47	145.41	14.05	156.83	19.90	0.48	1.98	29.99

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(16)	15.43	14.87	0.47	3.20	1.53	0.54	3.82	0.44	160.51	0.83	25.67	216.45	32.18	230.27	26.81	0.43	1.82	52.98
BIF-Insured Thrifts(6)	11.69	11.26	0.94	9.28	2.98	0.70	6.83	0.39	169.60	0.89	26.93	247.47	32.17	264.37	33.18	0.56	1.80	49.77
AMEX Traded Companies(2)	16.45	16.45	0.83	4.91	2.33	0.78	4.55	0.59	143.94	1.14	NM	214.25	35.13	214.25	NM	0.33	1.58	67.86
NASDAQ Listed OTC Companies(20)	14.20	13.63	0.57	4.86	1.88	0.57	4.65	0.41	165.39	0.82	26.21	224.84	31.88	240.93	28.08	0.48	1.84	48.81
California Companies(1)	14.94	14.20	0.73	4.85	1.97	0.68	4.53	0.01	0.00	0.47	NM	244.78	36.58	257.60	NM	0.20	1.31	66.67
Mid-Atlantic Companies(10)	11.86	11.12	0.75	7.19	2.70	0.71	6.72	0.55	160.24	0.79	26.75	232.35	29.07	256.45	27.58	0.47	2.07	59.12
Mid-West Companies(4)	18.17	17.88	0.21	0.17	0.57	0.31	0.47	0.34	141.68	0.64	30.10	198.14	32.18	205.34	30.10	0.70	2.73	65.16
New England Companies(5)	14.24	14.01	0.50	4.17	1.51	0.55	4.48	0.28	198.40	0.97	19.61	210.90	29.15	217.68	NM	0.31	0.90	40.31
South-East Companies(2)	19.75	19.27	0.79	4.33	1.76	0.55	3.00	0.64	103.70	1.43	NM	258.78	53.07	265.33	NM	0.50	1.25	0.00
Thrift Strategy(21)	14.56	14.06	0.54	4.27	1.77	0.58	4.54	0.43	160.36	0.84	27.31	219.36	32.03	233.02	28.08	0.43	1.76	51.27
Diversified Strategy(1)	11.24	10.19	1.71	17.25	5.10	0.66	6.66	0.33	218.02	0.99	19.61	313.45	35.22	345.72	NM	1.16	2.93	57.43
Companies Issuing Dividends(18)	14.26	13.65	0.68	5.72	2.21	0.61	4.84	0.44	161.92	0.85	26.21	233.13	33.17	250.64	28.08	0.57	2.22	61.15
Companies Without Dividends(4)	15.09	14.95	0.21	0.98	0.63	0.50	3.75	0.35	168.54	0.84	NM	184.35	27.71	186.30	NM	0.00	0.00	0.00
Equity/Assets <6%(1)	5.38	5.02	0.09	1.47	0.65	0.09	1.33	0.17	191.96	0.65	NM	248.25	13.36	266.14	NM	0.50	2.94	0.00
Equity/Assets 6-12%(8)	9.03	8.26	0.65	7.64	2.60	0.48	5.90	0.62	118.51	0.85	25.43	248.55	25.43	277.43	26.64	0.79	2.51	59.02
Equity/Assets >12%(13)	18.41	18.03	0.61	3.41	1.60	0.69	4.11	0.32	193.16	0.86	28.18	208.65	37.78	215.23	30.25	0.26	1.31	43.25
Holding Company Structure(19)	13.93	13.42	0.53	4.35	1.80	0.58	4.67	0.48	146.25	0.88	27.31	219.52	30.86	233.99	28.08	0.46	1.83	49.87
Assets Over $1 Billion(5)	12.24	11.43	0.67	7.30	1.86	0.41	4.82	0.31	110.55	0.82	25.22	289.92	39.53	321.93	28.92	1.08	2.97	54.83
Assets $500 Million-$1 Billion(6)	14.92	14.66	0.46	2.82	1.31	0.51	3.47	0.24	220.57	0.71	NM	218.65	31.71	224.95	NM	0.20	1.13	43.39
Assets $250-$500 Million(9)	13.45	12.80	0.51	4.65	2.17	0.61	5.07	0.58	151.80	0.98	25.90	206.83	26.57	222.36	26.24	0.34	1.65	49.72
Assets less than $250 Million(2)	22.57	22.57	1.19	5.82	2.77	1.18	5.76	0.49	176.77	0.68	30.10	183.72	40.42	183.72	30.10	0.27	1.75	64.68
Goodwill Companies(11)	12.37	11.33	0.55	5.02	2.09	0.50	4.60	0.50	132.09	1.01	24.72	222.16	28.23	249.94	27.52	0.40	1.71	51.45
Non-Goodwill Companies(11)	16.44	16.44	0.65	4.70	1.76	0.67	4.68	0.36	188.72	0.68	28.20	225.68	36.12	225.68	28.46	0.53	1.92	51.99
MHC Institutions(22)	14.41	13.89	0.60	4.86	1.92	0.59	4.64	0.42	163.24	0.85	26.21	223.84	32.18	238.39	28.08	0.47	1.82	51.74
MHC Converted Last 3 Months(4)	15.09	14.95	0.21	0.98	0.63	0.50	3.75	0.35	168.54	0.84	NM	184.35	27.71	186.30	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2004

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE	Traded Companies																		
AF	Astoria Financial Corp. of NY	6.09	5.27	0.96	15.43	7.06	0.96	15.38	0.13	274.46	0.65	14.17	221.47	13.48	255.62	14.22	1.00	2.44	34.60
BBX	BankAtlantic Bancorp of FL	8.09	6.56	1.38	15.78	6.39	1.60	18.30	0.23	378.51	1.15	15.65	242.76	19.63	299.36	13.49	0.14	0.75	11.76
CFB	Commercial Federal Corp. of NE	6.73	5.18	0.66	10.43	6.92	0.63	9.96	0.73	113.07	1.18	14.46	148.95	10.02	193.22	15.14	0.54	1.86	26.87
DSL	Downey Financial Corp. of CA	6.17	6.15	0.64	9.15	5.36	0.57	8.16	0.25	88.04	0.24	18.66	164.18	10.14	164.75	20.93	0.40	0.70	13.11
FED	FirstFed Financial Corp. of CA	7.12	7.03	1.22	14.63	7.55	1.15	13.81	0.02	NA	1.29	13.24	186.69	13.28	189.07	14.03	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.72	5.72	1.32	22.83	11.49	0.84	14.49	0.74	43.60	0.35	8.71	184.06	10.53	184.06	13.71	1.00	4.56	39.68
NDE	IndyMac Bancorp, Inc. of CA	7.53	7.04	1.09	14.51	8.74	-0.55	-7.33	0.76	43.05	0.50	11.44	166.04	12.51	177.71	NM	1.36	4.17	47.72
NYB	New York Community Bcrp of NY*	13.32	4.68	1.74	13.98	7.49	2.33	18.71	0.12	273.48	0.62	13.34	163.02	21.71	NM	9.97	1.00	5.17	68.97
PFB	PFF Bancorp, Inc. of Pomona CA	8.29	8.26	1.28	14.53	6.24	1.16	13.16	NA	NA	0.92	16.03	222.90	18.48	223.69	17.71	0.80	1.81	29.09
PFS	Provident Fin. Serv. Inc of NJ*	17.35	10.64	0.86	4.57	2.79	0.81	4.31	0.08	683.40	0.90	NM	127.64	22.15	208.06	NM	0.24	1.24	44.44
SOV	Sovereign Bancorp, Inc. of PA	8.63	4.32	0.91	11.29	5.57	0.86	10.74	0.37	198.70	1.15	17.94	159.81	13.80	319.39	18.86	0.12	0.54	9.76
WES	Westcorp of Irvine CA	8.37	8.37	1.29	16.94	8.63	1.29	16.94	0.38	534.97	2.62	11.59	172.67	14.45	172.74	11.59	0.56	1.31	15.18
AMEX	Traded Companies																		
BHL	Berkshire Hills Bancorp of MA*	9.80	9.36	0.87	8.79	5.14	0.84	8.41	0.21	346.06	1.15	19.46	165.52	16.23	173.29	20.34	0.48	1.33	25.81
BFD	BostonFed Bancorp, Inc. of MA(8)	5.86	4.88	0.21	3.74	1.70	-0.10	-1.75	NA	NA	1.16	NM	211.96	12.43	254.50	NM	0.64	1.45	NM
CNY	Carver Bancorp, Inc. of NY	7.41	7.41	0.64	8.34	7.92	1.02	13.43	0.31	228.67	1.08	12.63	101.76	7.54	101.76	7.85	0.28	1.47	18.54
EFC	EFC Bancorp, Inc of Elgin IL	8.33	8.33	0.70	8.11	5.41	0.70	8.17	0.26	168.21	0.54	18.49	143.80	11.98	143.80	18.35	0.62	2.43	44.93
FDT	Federal Trust Corp of FL	7.12	7.12	0.67	11.29	4.04	0.61	10.19	0.79	81.83	0.74	24.76	210.58	14.99	210.58	27.43	0.12	1.18	29.27
GOV	Gouverneur Bcp MHC of NY(42.5)	18.21	18.21	0.88	4.64	2.22	0.85	4.51	0.86	84.36	0.95	NM	207.80	37.84	207.80	NM	0.26	1.60	72.22
SZB	SouthFirst Bancshares of AL	7.34	6.94	-0.47	-5.66	-5.81	-0.93	-11.08	0.76	78.71	0.92	NM	109.46	8.03	115.67	NM	0.60	3.87	NM
TSH	Teche Hlding Cp of N Iberia LA	9.23	8.62	1.02	10.19	6.33	0.99	9.91	0.85	78.65	0.92	15.80	155.37	14.35	166.46	16.24	0.88	2.13	33.72
WSB	Washington SB, FSB of Bowie MD	9.35	9.35	1.97	24.64	9.03	1.53	19.14	0.95	70.51	0.72	11.07	201.81	18.88	201.81	14.26	0.28	2.09	23.14
WFD	Westfield Finl MHC of MA(46.5)*	14.68	14.68	0.79	5.17	2.44	0.70	4.60	0.31	203.51	1.32	NM	220.70	32.41	220.70	NM	0.40	1.55	63.49
WFI	Winton Financial Corp. of OH(8)	8.77	8.76	0.86	10.06	4.45	0.76	8.95	NA	NA	0.50	22.48	220.39	19.33	220.61	25.26	0.45	2.00	45.00
WRO	Woronoco Bancorp, Inc. of MA	9.05	8.69	0.68	7.20	4.44	0.66	6.92	0.05	786.71	0.60	22.53	158.62	14.35	165.18	23.43	0.81	2.30	51.92
NASDAQ	Listed OTC Companies																		
FIFG	1st Independence Fin Grp of KY	11.37	11.05	-0.60	-5.21	-4.72	-0.67	-5.79	1.36	39.95	0.79	NM	112.46	12.78	115.71	NM	0.32	1.70	NM
AMFC	AMB Fin. Corp. of Munster IN	8.52	8.52	0.64	7.58	6.76	0.68	8.04	1.37	33.95	0.56	14.80	108.13	9.21	108.13	13.94	0.24	1.66	24.49
ASBP	ASB Financial Corp. of OH	10.47	10.47	1.26	11.90	5.73	1.27	12.00	0.63	95.42	0.76	17.45	201.33	21.09	201.33	17.31	0.60	2.84	49.59
AABC	Access Anytime Bancorp of NM	6.86	4.50	0.45	6.50	5.14	0.16	2.26	0.37	135.57	0.70	19.44	105.90	7.26	161.29	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV(8)	6.77	4.83	0.77	11.88	6.90	0.63	9.68	0.83	67.71	0.69	14.50	166.09	11.24	232.73	17.80	0.40	1.55	22.47
ALLB	Alliance Bank MHC of PA (20.0)	9.39	9.39	0.63	6.72	2.26	0.63	6.72	1.55	42.74	1.21	NM	292.71	27.49	292.71	NM	0.36	1.18	52.17
ASBI	Ameriana Bancorp of IN	9.01	8.88	0.46	4.91	4.03	0.41	4.35	1.46	48.73	1.53	24.79	121.74	10.97	123.53	28.00	0.64	4.23	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.08	7.55	1.15	14.26	6.52	0.76	9.41	0.54	132.35	0.86	15.35	209.97	16.97	224.69	23.27	0.50	1.73	26.60
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	15.07	14.65	0.83	5.52	2.54	0.58	3.83	0.64	103.70	0.80	NM	217.02	32.70	223.19	NM	0.00	0.00	0.00
ALFC	Atlantic Liberty Fincl of NY	14.75	14.75	1.08	6.94	5.67	1.40	8.98	0.34	117.73	0.61	17.62	118.58	17.49	118.58	13.62	0.28	1.46	25.69
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.38	5.02	0.09	1.47	0.65	0.09	1.33	0.17	191.96	0.65	NM	248.25	13.36	266.14	NM	0.50	2.94	NM
BFCF	BFC Financial Corp. of FL(8)	0.00	0.00	NM	NM	0.00	NM	NM	NA	NA	0.00	NM	NM	0.00	NM	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	22.82	21.02	0.87	4.13	2.78	0.87	4.13	0.33	134.67	0.75	NM	132.25	30.18	143.60	NM	0.20	1.64	58.82
BKUNA	BankUnited Fin. Corp. of FL	5.59	5.26	0.64	10.89	5.57	0.63	10.63	0.20	137.03	0.42	17.95	185.18	10.35	196.72	18.39	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	7.60	5.95	0.11	1.32	1.12	0.09	1.10	1.99	42.18	1.18	NM	112.16	8.53	143.43	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	4.93	4.93	0.68	11.78	8.65	0.62	10.70	0.04	NA	0.58	11.56	145.16	7.16	145.16	12.73	0.20	1.59	18.35
BRKL	Brookline Bancorp, Inc. of MA*	35.62	35.62	1.09	2.85	1.81	0.94	2.46	0.02	NA	1.38	NM	160.60	57.21	160.60	NM	0.34	2.13	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.66	10.55	-0.04	-0.40	-0.36	-0.09	-0.87	2.35	49.11	1.65	NM	111.47	11.88	112.56	NM	0.44	3.19	NM
CKFB	CKF Bancorp of Danville KY	10.49	9.77	1.19	11.48	6.67	1.19	11.48	NA	NA	0.48	15.00	164.38	17.24	176.47	15.00	0.60	3.33	50.00
CAFI	Camco Fin Corp of Cambridge OH	8.56	7.94	0.43	4.90	3.92	0.36	4.08	1.11	50.75	0.71	25.50	120.47	10.31	129.88	30.60	0.58	3.79	NM
CFFN	Capitol Fd Fn MHC of KS (29.2)	9.75	9.75	-1.26	-11.33	-4.05	-1.26	-11.33	0.12	43.56	0.09	NM	316.36	30.83	316.36	NM	2.00	5.62	NM
CEBK	Central Bncrp of Somerville MA*	8.39	7.95	0.43	4.91	4.28	0.37	4.24	NA	NA	1.01	23.37	114.98	9.64	121.31	27.06	0.48	1.56	36.36
GCFC	Central Federal Corp. of OH	14.47	14.47	-1.63	-9.25	-7.20	-1.72	-9.76	0.56	89.14	0.76	NM	138.12	19.99	138.12	NM	0.36	2.88	NM
CHFN	Charter Fincl MHC of GA (18.4)	24.44	23.89	0.75	3.14	0.98	0.52	2.17	NA	NA	2.05	NM	300.53	73.44	307.47	NM	1.00	2.51	NM
CHEV	Cheviot Fin Cp MHC of OH(45.0)	28.01	28.01	0.29	1.03	0.70	0.75	2.71	0.17	165.52	0.38	NM	148.01	41.46	148.01	NM	0.20	1.74	NM
CTZN	Citizens First Bancorp of MI	11.99	10.97	0.73	5.64	4.21	0.71	5.43	0.71	136.10	1.15	23.75	131.13	15.73	143.30	24.66	0.36	1.40	33.33
CFSB	Citizens First Fin Corp. of IL(8)	10.46	10.46	0.50	5.05	3.47	0.44	4.47	NA	NA	1.33	28.85	142.86	14.94	142.86	32.60	0.40	1.23	35.40
CSBC	Citizens South Banking of NC	14.34	12.82	0.60	4.43	3.09	0.42	3.10	0.35	162.27	0.94	32.37	134.48	19.28	150.41	NM	0.26	2.01	65.00
CSBK	Clifton Svg Bp MHC of NJ(45.0)	26.05	26.05	0.56	2.12	1.11	0.56	2.12	0.03	414.34	0.32	NM	190.92	49.74	190.92	NM	0.12	0.95	NM
CFCP	Coastal Fin. Corp. of SC	6.11	6.11	1.14	18.13	5.76	1.08	17.29	NA	NA	1.37	17.37	307.11	18.76	307.11	18.20	0.20	1.32	22.99
CCBI	Commercial Capital Bcrp of CA	12.26	4.94	1.43	14.10	3.39	1.37	13.56	0.10	718.81	0.94	29.49	205.36	25.18	NM	30.67	0.20	0.87	25.64
CFFC	Community Fin. Corp. of VA	8.23	8.22	1.06	12.41	7.82	1.06	12.41	0.27	260.10	0.85	12.78	152.18	12.52	152.29	12.78	0.44	2.00	25.58
CIBI	Community Inv. Bncp, Inc of OH	10.92	10.92	0.69	6.36	5.28	0.65	5.95	NA	NA	0.52	18.94	119.31	13.02	119.31	20.23	0.36	2.44	46.15
DCOM	Dime Community Bancshars of NY*	8.21	6.57	1.41	16.49	6.88	1.35	15.82	0.02	NA	0.61	14.53	237.95	19.54	297.34	15.14	0.56	3.13	45.53

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2004

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	ROE(5)	ROI(5)	Core Earnings ROA(5)	ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
	NASDAQ Listed OTC Companies (continued)																		
ESBF	ESB Financial Corp. of PA	7.04	6.50	0.71	10.11	6.07	0.66	9.33	0.22	135.60	1.18	16.48	164.29	11.57	177.94	17.86	0.40	2.67	43.96
ESBK	Elmira Svgs Bank, FSB of NY*	6.92	6.77	0.86	11.87	8.50	0.69	9.60	0.28	224.20	0.99	11.76	137.79	9.53	140.89	14.55	0.76	2.48	29.12
FFDF	FFD Financial Corp of Dover OH	12.32	12.32	0.50	4.06	3.80	0.33	2.66	NA	NA	0.66	26.29	108.23	13.33	108.23	NM	0.44	2.89	NM
FFLC	FFLC Bancorp of Leesburg FL	7.94	7.94	0.97	12.03	5.48	0.93	11.55	0.37	158.62	0.71	18.24	210.14	16.69	210.14	19.00	0.52	1.62	29.55
FFWC	FFW Corporation of Wabash IN	9.66	9.27	1.01	10.47	8.09	0.96	9.97	0.84	129.42	1.86	12.37	127.10	12.28	132.47	12.98	0.68	2.89	35.79
FMCO	FMS Fin Corp. of Burlington NJ	5.58	5.35	0.72	13.70	7.56	0.70	13.29	0.33	114.54	1.09	13.24	170.29	9.50	177.51	13.64	0.12	0.67	8.82
FSBI	Fidelity Bancorp, Inc. of PA	6.70	6.25	0.69	10.57	6.82	0.62	9.46	NA	NA	0.89	14.66	150.89	10.11	161.90	16.38	0.48	2.02	29.63
FFFL	Fidelity Bankshares, Inc of FL	5.87	5.79	0.65	11.09	3.44	0.69	11.65	0.16	242.92	0.51	29.11	302.84	17.77	306.75	27.71	0.48	1.19	34.53
FFED	Fidelity Fed. Bancorp of IN(8)	8.01	8.01	0.18	2.22	1.69	0.06	0.74	0.52	75.07	0.66	NM	120.41	9.65	120.41	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	12.12	12.12	0.58	4.91	4.24	0.47	3.97	1.03	99.61	1.95	23.56	112.49	13.63	112.49	29.17	0.24	1.96	46.15
FBEI	First Bancorp of Indiana of IN	10.97	10.21	0.14	1.02	0.96	-0.05	-0.38	NA	NA	0.59	NM	109.44	12.00	117.61	NM	0.58	2.94	NM
FBSI	First Bancshares, Inc. of MO	10.85	10.67	1.16	11.25	9.75	1.11	10.84	NA	NA	0.73	10.26	111.93	12.15	113.81	10.65	0.16	0.81	8.33
FCAP	First Capital, Inc. of IN	10.60	9.20	0.84	7.85	5.86	0.83	7.79	1.14	50.10	0.75	17.07	131.50	13.94	151.52	17.21	0.60	2.86	48.78
FCFL	First Community Bk Corp of FL	10.24	10.05	0.95	8.96	3.67	0.91	8.56	0.06	NA	1.26	27.28	224.41	22.98	228.58	28.55	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.38	9.66	0.96	8.10	5.86	0.84	7.10	0.18	484.15	1.13	17.06	137.69	15.66	162.16	19.48	0.80	2.91	49.69
FFFS	First Fed Serv MHC of IL(45.0)	26.93	26.93	1.50	7.00	3.32	1.50	7.00	0.12	269.18	0.40	30.10	159.63	42.99	159.63	30.10	0.28	1.90	57.14
FFBH	First Fed. Bancshares of AR	10.31	10.31	1.06	10.03	6.70	1.01	9.48	0.49	48.93	0.29	14.92	149.38	15.39	149.38	15.78	0.44	2.02	30.14
FFBI	First Federal Bancshares of IL	7.53	7.03	0.56	5.23	5.87	0.45	4.26	0.53	56.34	0.68	17.04	127.83	9.63	137.05	20.92	0.44	1.91	32.59
FFSX	First Federal Bankshares of IA	12.71	9.44	1.01	8.76	7.20	1.08	9.38	1.25	70.64	1.19	13.89	119.86	15.23	161.37	12.97	0.40	1.70	23.67
FFBZ	First Federal Bncrp, Inc of OH(8)	9.15	9.15	0.67	7.30	3.71	0.60	6.56	0.61	125.62	0.85	26.94	189.11	17.30	189.11	30.00	0.24	1.82	48.98
FFCH	First Fin. Holdings Inc. of SC	6.77	5.84	1.02	14.89	6.24	0.95	13.92	0.51	118.34	0.81	16.04	238.79	16.16	276.47	17.15	0.92	2.87	46.00
FFHS	First Franklin Corp. of OH	8.64	8.64	0.41	4.75	3.54	0.25	2.82	1.21	44.33	0.72	28.26	136.17	11.77	136.17	NM	0.32	1.64	46.38
FKFS	First Keystone Fin., Inc of PA	4.99	4.99	0.46	8.20	5.87	0.24	4.25	0.55	68.72	0.71	17.03	157.14	7.84	157.14	32.84	0.44	1.91	32.59
CASH	First Midwest Fin., Inc. of IA	5.92	5.47	0.55	9.38	6.56	0.62	10.59	NA	NA	1.32	15.24	143.97	8.52	155.74	13.49	0.52	2.01	30.59
FMSB	First Mutual Bncshrs Inc of WA*	5.90	5.90	0.99	16.95	6.84	0.88	14.97	0.10	915.70	1.14	14.62	227.89	13.44	227.89	16.56	0.36	1.44	21.05
FNFG	First Niagara Fin. Group of NY*	20.30	17.09	1.05	5.72	3.02	1.03	5.59	0.31	264.06	1.28	33.14	163.42	33.17	194.14	33.93	0.32	2.25	74.42
FNFI	First Niles Fin., Inc. of OH	15.83	15.83	1.05	6.35	4.34	0.88	5.33	1.01	76.33	1.79	23.07	155.58	24.63	155.58	27.46	0.64	3.70	NM
FPTB	First PacTrust Bancorp of CA	11.62	11.62	0.79	6.25	4.18	0.78	6.19	NA	NA	0.71	23.91	155.90	18.11	155.90	24.13	0.48	1.83	43.64
FPFC	First Place Fin. Corp. of OH	9.90	6.69	0.76	7.12	4.40	0.62	5.86	0.65	114.79	1.02	22.71	144.66	14.33	214.15	27.59	0.56	2.57	58.33
FBNW	FirstBank NW Corp. of WA	9.54	6.80	0.95	9.81	7.01	0.79	8.18	0.32	283.13	1.29	14.26	123.43	11.78	173.12	17.10	0.68	2.33	33.17
FFIC	Flushing Fin. Corp. of NY*	7.68	7.48	1.19	15.64	5.89	1.18	15.51	0.22	145.76	0.45	16.99	254.04	19.51	260.75	17.13	0.36	1.74	29.51
FKKY	Frankfort First Bancorp of KY(8)	12.68	12.68	0.69	5.35	3.00	0.69	5.35	NA	NA	0.07	33.32	180.82	22.92	180.82	33.32	1.12	4.48	NM
FBTX	Franklin Bank Corp of TX	7.91	6.09	0.57	6.29	4.14	0.47	5.20	0.27	69.94	0.23	24.13	146.80	11.61	190.53	29.19	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	8.29	8.29	0.63	8.15	6.42	0.66	8.52	0.53	133.53	1.05	15.58	122.88	10.19	122.88	14.89	0.50	2.47	38.46
GSLA	GS Financial Corp. of LA	13.96	13.96	0.29	2.08	2.81	0.35	2.55	NA	NA	0.68	NM	74.87	10.45	74.87	28.97	0.40	2.12	NM
GTPS	Great American Bancorp of IL	11.08	10.77	0.78	7.07	6.59	0.77	7.03	0.02	NA	1.01	15.18	108.10	11.98	111.21	15.27	0.44	1.73	26.19
PEDE	Great Pee Dee Bancorp of SC	16.66	15.99	0.82	4.77	4.52	0.74	4.36	NA	NA	1.23	22.10	106.20	17.69	110.67	24.21	0.64	4.20	NM
GAFC	Greater Atlant. Fin Corp of VA	3.81	3.56	-0.02	-0.58	-0.62	-1.81	-45.15	0.22	167.89	0.63	NM	101.72	3.88	109.08	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)	10.88	10.88	1.10	10.12	4.47	1.11	10.26	0.14	315.67	0.82	22.38	218.46	23.76	218.46	22.08	0.84	2.55	57.14
HFFC	HF Financial Corp. of SD	6.21	5.64	0.65	10.41	7.98	0.58	9.17	0.27	152.27	0.53	12.54	126.03	7.83	138.88	14.23	0.44	2.32	29.14
HMNF	HMN Financial, Inc. of MN	8.67	8.23	1.05	11.46	6.77	0.90	9.88	0.39	227.78	1.09	14.76	166.13	14.40	174.94	17.13	0.88	2.84	41.90
HARB	Harbor Florida Bancshrs of FL	10.91	10.76	1.63	14.96	4.99	1.52	13.91	0.12	577.99	0.93	20.05	286.14	31.22	290.24	21.55	0.64	1.86	37.21
HARL	Harleysville Svgs Fin Cp of PA	6.17	6.17	0.70	11.41	7.06	0.67	10.92	0.04	757.47	0.58	14.17	155.16	9.57	155.16	14.80	0.88	2.94	41.71
HWFG	Harrington West Fncl Grp of CA	4.65	4.19	0.80	16.52	8.64	0.75	15.54	0.04	NA	0.85	11.57	184.58	8.58	204.77	12.30	0.40	2.27	26.32
HIFS	Hingham Inst. for Sav. of MA*	8.27	8.27	1.16	13.82	6.56	1.15	13.72	0.10	594.12	0.75	15.26	201.57	16.68	201.57	15.37	0.76	1.79	27.34
HCFC	Home City Fin. Corp. of OH	8.08	7.89	0.43	5.43	5.20	0.42	5.36	NA	NA	0.63	19.23	101.06	8.17	103.54	19.47	0.44	2.90	55.70
HWEN	Home Financial Bancorp of IN	11.25	11.25	0.60	5.28	4.50	0.77	6.85	2.69	19.83	0.66	22.22	114.07	12.83	114.07	17.14	0.12	2.00	44.44
HLFC	Home Loan Financial Corp of OH	14.11	14.11	1.10	7.63	4.81	1.01	7.03	NA	NA	0.50	20.79	156.72	22.12	156.72	22.58	0.78	3.71	NM
HFBC	HopFed Bancorp, Inc. of KY	8.55	7.59	0.73	8.39	6.47	0.67	7.70	0.17	334.56	0.90	15.45	126.21	10.80	142.26	16.83	0.48	2.82	43.64
HRZB	Horizon Financial Corp. of WA*	12.06	12.01	1.50	11.86	6.24	1.34	10.55	0.13	974.60	1.51	16.03	191.65	23.12	192.56	18.04	0.52	2.57	41.27
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	7.02	7.02	1.29	17.04	3.11	1.25	16.48	0.13	109.28	0.25	32.11	NM	38.02	NM	33.18	0.76	1.92	61.79
HRBT	Hudson River Bancorp Inc of NY(8)	11.62	8.86	1.28	11.66	5.41	1.31	11.99	0.60	264.08	2.34	18.47	205.88	23.92	269.96	17.97	0.36	1.80	33.33
ICBC	Independence Comm Bnk Cp of NY	12.73	5.77	1.53	13.29	5.72	1.52	13.17	0.43	137.63	0.94	17.49	152.86	19.45	337.24	17.64	1.00	2.46	43.10
IFSB	Independence FSB of DC	9.30	9.30	-1.74	-19.08	-18.55	-2.61	-28.71	0.81	37.93	0.58	NM	103.63	9.63	103.63	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(46.8)	7.99	6.82	0.30	3.97	2.29	0.27	3.48	0.94	88.47	1.70	NM	168.55	13.46	197.35	NM	0.30	1.68	73.17
JFBI	Jefferson Bancshares Inc of TN	29.47	29.47	1.27	4.20	3.66	1.27	4.20	0.92	87.07	1.23	27.33	118.92	35.04	118.92	27.33	0.20	1.49	40.82
KFED	K-Fed Bancorp of CA MHC (39.1)	14.94	14.20	0.73	4.85	1.97	0.68	4.53	0.01	NA	0.47	NM	244.78	36.58	257.60	NM	0.20	1.31	66.67
KNBT	KNBT Bancorp, Inc. of PA	16.83	14.88	-0.02	-0.09	-0.06	0.72	4.22	0.20	220.80	0.98	NM	135.79	22.86	153.59	NM	0.20	1.17	NM
LSBX	LSB Corp of No. Andover MA*	11.48	11.48	1.30	11.02	7.40	1.86	15.76	0.05	NA	1.91	13.52	144.25	16.56	144.25	9.46	0.52	2.71	36.62
LSBI	LSB Fin. Corp. of Lafayette IN	8.41	8.41	0.84	9.87	7.36	0.74	8.70	1.83	43.97	0.89	13.59	128.58	10.82	128.58	15.41	0.60	2.26	30.77
LARL	Laurel Capital Group Inc of PA	9.06	7.84	0.55	6.13	3.48	0.54	6.06	0.66	98.37	1.06	28.74	177.81	16.11	205.59	29.07	0.80	3.20	NM
LNCB	Lincoln Bancorp of IN	12.22	8.84	0.59	4.45	3.56	0.60	4.52	0.74	92.36	0.95	28.07	103.64	12.66	143.22	27.68	0.52	2.65	74.29
MAFB	MAF Bancorp, Inc. of IL	10.02	7.08	1.16	11.77	6.87	1.09	11.04	0.34	110.24	0.51	14.56	156.75	15.70	221.82	15.51	0.84	1.87	27.27
MFBC	MFB Corp. of Mishawaka IN	8.34	8.34	0.63	7.77	6.73	0.40	5.00	0.78	144.62	1.51	14.85	111.65	9.32	111.65	23.08	0.48	1.60	23.76
MASB	MassBank Corp. of Reading MA*	11.31	11.20	0.73	6.61	4.43	0.63	5.65	0.02	748.90	0.57	22.59	149.22	16.87	150.72	26.41	1.00	2.67	60.24
MTXC	Matrix Bancorp, Inc. of CO	4.37	4.37	0.77	18.20	16.65	1.47	34.88	1.87	31.18	0.76	6.00	97.30	4.25	97.30	3.13	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
MFLR	Mayflower Co-Op. Bank of MA*	8.03	7.99	0.85	10.54	5.17	0.76	9.50	0.04	NA	1.20	19.34	203.94	16.39	205.13	21.46	0.40	2.27	43.96
MCBF	Monarch Community Bncrp of MI	14.39	10.76	0.23	1.35	1.37	-0.08	-0.50	1.98	37.06	0.96	NM	89.48	12.88	119.67	NM	0.20	1.44	NM
MFSF	MutualFirst Fin. Inc. of IN	10.81	10.70	0.87	7.54	6.30	0.79	6.88	0.61	137.90	0.98	15.87	126.07	13.62	127.29	17.39	0.48	2.03	32.21
MYST	Mystic Financial, Inc. of MA(8)*	6.32	6.32	0.38	6.10	2.58	0.29	4.76	0.13	488.49	0.81	NM	229.97	14.52	229.97	NM	0.46	1.13	43.81
NASB	NASB Fin, Inc. of Grandview MO	9.92	9.68	2.05	19.58	7.42	1.32	12.59	1.44	41.56	0.73	13.48	253.64	25.17	259.90	20.97	0.80	2.00	26.94
NHTB	NH Thrift Bancshares of NH	7.20	5.17	0.92	12.69	8.60	0.86	11.92	0.14	476.34	0.97	11.63	139.40	10.04	194.25	12.38	0.90	3.13	36.44
NVSL	Naug Vlly Fin MHC of CT (45.0)	15.52	15.46	-0.34	-2.72	-1.18	0.44	3.56	0.32	171.46	0.89	NM	163.45	25.37	164.18	NM	0.00	0.00	NM
NTBK	NetBank, Inc. of Alpharetta GA	9.75	7.99	0.51	5.71	5.26	-1.23	-13.69	3.05	33.14	1.32	19.02	107.69	10.50	131.42	NM	0.08	0.79	15.09
NABC	NewAlliance Bancshares of CT	22.52	14.91	-0.09	-0.50	-0.27	0.68	3.64	0.17	340.54	1.16	NM	119.19	26.85	180.02	NM	0.16	1.08	NM
NMIL	Newmil Bancorp, Inc. of CT*	7.54	6.40	1.15	15.35	6.63	1.12	14.96	0.16	435.73	1.06	15.08	224.26	16.91	264.15	15.47	0.68	2.31	34.87
FFFD	North Central Bancshares of IA	9.15	8.05	1.23	13.14	9.09	1.23	13.14	0.47	152.69	0.81	11.00	143.55	13.13	163.07	11.00	1.00	2.60	28.57
NEIB	Northeast Indiana Bncrp of IN	11.36	11.36	0.75	6.27	5.39	0.71	5.95	0.72	88.28	0.84	18.56	120.13	13.65	120.13	19.55	0.60	2.74	50.85
NEPF	Northeast PA Fin. Corp of PA	6.99	5.75	0.58	8.63	7.57	0.52	7.75	0.86	117.57	2.05	13.20	114.97	8.04	139.78	14.70	0.24	1.42	18.75
NWSB	Northwest Bcrp MHC of PA(41.4)	8.77	6.32	0.88	10.39	4.17	0.86	10.10	0.67	71.33	0.72	23.95	229.36	20.12	318.17	24.65	0.48	1.89	45.28
OCFC	OceanFirst Fin. Corp of NJ	7.23	7.16	0.96	12.79	5.30	0.60	7.95	0.23	251.91	0.70	18.87	239.06	17.29	241.38	30.38	0.80	3.21	60.61
ONFC	Oneida Fincl MHC of NY (42.4)	12.11	8.99	0.77	6.54	3.81	0.67	5.65	0.57	95.55	1.08	26.25	167.15	20.25	225.15	30.39	0.38	3.29	NM
PBNC	PFS Bancorp Inc. of Aurora IN	21.76	21.76	0.71	3.19	3.81	0.71	3.19	NA	NA	0.69	26.22	82.53	17.96	82.53	26.22	0.30	1.97	51.72
PHSB	PHSB Financial Corp. of PA(8)	13.73	13.73	0.90	6.48	3.87	0.43	3.12	0.12	367.30	1.02	25.82	168.23	23.10	168.23	NM	0.80	2.98	NM
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	16.36	16.36	0.55	3.33	2.00	0.52	3.19	0.18	209.65	0.93	NM	166.67	27.27	166.67	NM	0.00	0.00	0.00
PVFC	PVF Capital Corp. of Solon OH	8.26	8.26	0.72	8.45	5.23	0.50	5.86	1.45	40.14	0.70	19.11	157.65	13.02	157.65	27.56	0.30	2.09	40.00
PPBI	Pacific Premier Bncrp of CA(8)	8.76	8.76	1.66	17.65	8.44	1.92	20.36	0.58	84.94	0.59	11.85	170.48	14.93	170.48	10.27	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.39	8.39	1.28	15.73	6.97	1.28	15.73	0.44	86.26	0.62	14.35	217.45	18.24	217.45	14.35	0.84	3.55	50.91
PFED	Park Bancorp of Chicago IL	11.32	11.32	0.95	8.50	7.08	0.89	8.00	0.45	46.99	0.34	14.13	117.28	13.28	117.28	15.00	0.72	2.30	32.43
PVSA	Parkvale Financial Corp of PA	6.63	5.94	0.64	9.87	5.81	0.61	9.49	0.30	286.35	1.32	17.21	165.53	10.97	184.75	17.90	0.80	2.54	43.72
PRTR	Partners Trust Fin. Grp. of NY	14.65	7.10	0.63	4.54	2.07	0.80	5.72	0.47	295.00	2.35	NM	101.46	14.87	209.43	NM	0.24	2.16	NM
PBHC	Pathfinder BC MHC of NY (35.3)*	7.25	5.75	0.52	7.00	3.44	0.36	4.85	1.06	59.01	1.00	29.08	201.00	14.56	253.23	NM	0.41	2.27	66.13
PFSB	PennFed Fin. Services of NJ	6.26	6.21	0.68	10.46	5.33	0.67	10.34	0.11	284.71	0.45	18.77	191.48	11.99	192.99	18.98	0.20	1.17	21.98
PFDC	Peoples Bancorp of Auburn IN	12.86	12.28	0.98	7.66	6.90	0.93	7.29	0.59	70.25	0.56	14.48	111.58	14.35	116.80	15.22	0.72	3.43	49.66
PBCT	Peoples Bank MHC of CT (41.7)*	11.24	10.19	1.71	17.25	5.10	0.66	6.66	0.33	218.02	0.99	19.61	313.45	35.22	345.72	NM	1.16	2.93	57.43
PCBI	Peoples Community Bcrp. of OH	8.77	8.14	0.33	4.60	3.10	0.32	4.41	0.80	149.43	1.72	32.27	122.96	10.78	132.36	33.66	0.60	2.55	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.83	12.83	0.70	5.60	4.32	0.70	5.60	0.96	57.48	0.65	23.16	129.52	16.62	129.52	23.16	0.56	3.56	NM
PFSL	Pocahontas Bancorp, Inc. of AR	6.97	4.81	0.76	10.65	8.24	0.76	10.65	1.00	55.63	1.01	12.14	137.35	9.57	199.07	12.14	0.32	2.14	26.02
PBCP	Provident Bancorp, Inc. of NY	19.15	15.24	0.71	4.35	2.13	0.84	5.12	0.15	634.02	1.74	NM	149.21	28.58	187.46	NM	0.16	1.22	57.14
PROV	Provident Fin. Holdings of CA	7.75	7.74	1.22	15.18	8.25	0.38	4.72	0.07	768.44	0.76	12.12	182.22	14.12	182.45	NM	0.56	1.92	23.24
PULB	Pulaski Fin Cp of St. Louis MO	6.43	6.34	1.15	15.35	5.42	0.51	6.74	0.84	102.19	0.97	18.46	264.39	17.00	267.98	NM	0.36	1.82	33.64
RPFG	Ranier Pacific Fin Group of WA	14.04	14.02	-0.25	-1.91	-1.29	-0.25	-1.91	0.05	NA	1.83	NM	138.04	19.38	138.25	NM	0.22	1.23	NM
RIVR	River Valley Bancorp of IN	8.55	8.54	1.02	11.40	6.72	0.77	8.59	NA	NA	1.02	14.87	171.03	14.62	171.28	19.75	0.72	3.06	45.57
RVSB	Riverview Bancorp, Inc. of WA	12.88	11.01	1.39	11.11	6.98	1.41	11.26	0.28	299.32	1.13	14.33	153.48	19.77	179.59	14.14	0.62	2.87	41.06
ROME	Rome Bncp Inc MHC of NY (38.5)*	13.57	13.57	0.80	5.88	1.77	0.71	5.18	0.33	218.15	0.85	NM	335.51	45.54	335.51	NM	0.60	2.12	NM
SIFI	SI Fin Gp Inc MHC of CT (42.0)	13.40	13.34	-0.22	-2.20	-0.83	0.44	4.40	0.27	189.34	0.72	NM	190.25	25.50	191.15	NM	0.00	0.00	NM
SVBI	Severn Bancorp, Inc. of MD	8.31	8.26	2.05	23.63	7.63	2.02	23.31	0.07	NA	0.85	13.10	279.87	23.25	281.51	13.28	0.44	1.14	14.97
SFFS	Sound Fed Bancorp, Inc. of NY	13.41	11.96	0.68	4.66	3.22	0.70	4.75	0.10	297.20	0.54	31.02	147.72	19.80	165.58	30.40	0.24	1.58	48.98
SSFC	South Street Fin. Corp. of NC*	12.03	12.03	0.40	3.35	2.80	0.40	3.35	NA	NA	0.37	NM	118.32	14.23	118.32	NM	0.40	4.00	NM
STSA	Sterling Financial Corp of WA	6.64	4.69	0.91	13.92	5.47	0.87	13.41	0.25	280.07	1.16	18.28	203.16	13.49	287.59	18.98	0.00	0.00	0.00
STBI	Sturgis Bancorp, Inc. of MI	8.99	7.33	0.70	7.20	5.13	0.51	5.21	2.01	39.28	1.07	19.50	143.33	12.88	175.80	26.95	0.36	2.43	47.37
SYNF	Synergy Financial Group of NJ	12.62	12.53	0.49	3.79	2.81	0.49	3.79	0.02	NA	0.79	NM	134.16	16.93	135.11	NM	0.16	1.40	50.00
THRD	TF Fin. Corp. of Newtown PA	9.24	8.51	1.05	11.47	6.77	1.05	11.47	0.42	83.40	0.50	14.78	164.67	15.22	178.78	14.78	0.68	2.06	30.49
TONE	TierOne Corp. of Lincoln NE	9.45	7.45	0.98	7.76	5.01	0.96	7.57	0.30	298.25	1.05	19.95	168.97	15.97	214.45	20.44	0.20	0.80	16.00
TSBK	Timberland Bancorp, Inc. of WA	15.82	15.82	1.24	7.50	5.82	1.18	7.14	0.40	214.22	1.14	17.19	131.93	20.87	131.93	18.07	0.60	2.42	41.67
TRST	TrustCo Bank Corp NY of NY	7.89	7.89	1.97	24.51	5.36	1.71	21.24	0.11	NA	4.10	18.65	NM	36.56	NM	21.52	0.60	4.29	NM
UCBC	Union Community Bancorp of IN	12.90	11.84	0.68	5.12	4.91	0.68	5.12	1.44	29.14	0.49	20.38	109.08	14.08	118.90	20.38	0.60	3.20	65.22
UCFC	United Community Fin. of OH	11.02	9.36	0.75	6.16	4.47	0.59	4.83	0.73	154.03	1.35	22.37	145.17	15.99	170.81	28.53	0.30	2.63	58.82
UPFC	United PanAm Fin. Corp of CA	6.61	6.61	1.04	15.78	5.09	1.01	15.31	0.03	NA	4.96	19.65	291.06	19.23	291.06	20.26	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	14.55	13.94	1.72	11.98	8.31	1.66	11.56	NA	NA	1.21	12.04	138.81	20.19	144.83	12.48	0.36	1.74	20.93
WSFS	WSFS Financial Corp. of DE*	7.77	7.73	1.12	13.59	5.90	1.08	13.03	0.20	495.41	1.60	16.94	229.17	17.81	230.46	17.67	0.24	0.39	6.59
WVFC	WVS Financial Corp. of PA	6.74	6.74	0.57	7.65	5.44	0.57	7.65	NA	NA	2.17	18.37	144.64	9.74	144.64	18.37	0.64	3.71	68.09
WFSL	Washington Federal, Inc. of WA	15.63	14.80	1.78	12.16	6.26	1.84	12.52	0.22	159.63	0.49	15.98	188.55	29.47	199.04	15.52	0.84	3.13	50.00
WAYN	Wayne Savings Bancshares of OH	10.88	10.50	0.65	5.56	3.93	0.62	5.31	NA	NA	0.49	25.42	147.32	16.03	152.68	26.63	0.48	2.86	72.73
WYPT	Waypoint Financial Corp of PA(8)	7.91	7.51	0.64	8.39	3.71	0.55	7.17	0.30	188.50	1.15	26.97	219.60	17.37	231.11	31.57	0.56	2.02	54.37
WEFC	Wells Fin. Corp. of Wells MN	12.44	12.44	0.90	7.18	5.27	0.50	4.00	0.29	123.53	0.43	18.97	132.69	16.51	132.69	34.02	0.88	2.67	50.57
WGBC	Willow Grove Bancorp Inc of PA	10.70	10.61	0.72	5.90	3.59	0.65	5.36	0.36	153.67	0.99	27.83	168.91	18.08	170.34	30.66	0.44	2.43	67.69

EXHIBIT IV-3
Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	10/29/04	09/30/04	12/31/03	10/31/03	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,503.1	1,495.1	1,482.3	1,462.5	0.53	1.40	2.78
MHC Index	2,820.9	2,717.8	2,663.5	2,509.9	3.80	5.91	12.39
Stock Exchange Indexes							
AMEX Thrifts	616.5	606.6	547.2	523.6	1.64	12.67	17.75
NYSE Thrifts	924.5	925.2	927.9	933.6	-0.08	-0.37	-0.98
OTC Thrifts	1,909.4	1,881.8	1,832.1	1,744.6	1.46	4.22	9.45
Geographic Indexes							
Mid-Atlantic Thrifts	3,581.9	3,587.7	3,767.0	3,472.7	-0.16	-4.91	3.14
Midwestern Thrifts	3,325.7	3,281.4	3,266.1	3,267.1	1.35	1.82	1.79
New England Thrifts	1,575.9	1,555.2	1,304.3	1,269.4	1.33	20.83	24.15
Southeastern Thrifts	1,468.6	1,445.5	1,469.6	1,346.8	1.60	-0.07	9.04
Southwestern Thrifts	1,152.5	1,189.2	1,191.3	1,052.2	-3.09	-3.25	9.54
Western Thrifts	1,361.6	1,353.6	1,311.9	1,363.4	0.60	3.80	-0.13
Asset Size Indexes							
Less than $250M	1,305.7	1,338.0	1,372.1	1,308.3	-2.41	-4.83	-0.20
$250M to $500M	3,437.4	3,421.8	3,331.7	3,214.5	0.46	3.17	6.93
$500M to $1B	1,796.1	1,773.2	1,763.0	1,680.1	1.29	1.88	6.90
$1B to $5B	2,324.2	2,287.9	2,239.1	2,136.5	1.59	3.80	8.79
Over $5B	887.8	885.0	879.0	875.8	0.33	1.01	1.38
Pink Indexes							
Pink Thrifts	397.8	391.4	390.2	372.6	1.64	1.95	6.76
Less than $75M	470.4	467.5	409.0	389.7	0.63	15.01	20.70
Over $75M	412.4	405.7	400.5	382.4	1.67	2.99	7.84
Comparative Indexes							
Dow Jones Industrials	10,027.5	10,080.3	10,453.9	9,801.1	-0.52	-4.08	2.31
S&P 500	1,130.2	1,114.6	1,111.9	1,050.7	1.40	1.64	7.57

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

EXHIBIT IV-9
Peer Group Core Earnings Analysis

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended September 30, 2004

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
BHL	Berkshire Hills Bancorp of MA	10,923	-1,135	386	255	10,429	5,874	1.78
BRKL	Brookline Bancorp, Inc. of MA	17,210	-3,361	1,143	0	14,992	58,825	0.25
CEBK	Central Bncrp of Somerville MA(1)	2,102	-435	148	0	1,815	1,589	1.14
HIFS	Hingham Inst. for Sav. of MA	5,788	-81	28	0	5,735	2,081	2.76
LSBX	LSB Corp of No. Andover MA	6,137	4,014	-1,365	0	8,786	4,320	2.03
MASB	MassBank Corp. of Reading MA	7,289	-1,607	546	0	6,228	4,401	1.42
MFLR	Mayflower Co-Op. Bank of MA(1)(5)	467	-69	23	0	421	2,051	0.82
NHTB	NH Thrift Bancshares of NH	5,155	-489	166	0	4,832	2,083	2.32
NMIL	Newmil Bancorp, Inc. of CT	8,170	-289	98	0	7,979	4,200	1.90
WRO	Woronoco Bancorp, Inc. of MA	5,737	-380	129	0	5,486	3,668	1.50

(1) Financial information is for the quarter ending June 30, 2004.
(5) Figures are for one quarter of financial data, EPS figures are annualized.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.